United States Securities and Exchange Commission
Washington, D.C. 20549
Form 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
of
SMALL BUSINESS ISSUERS UNDER SECTION 12(b) or (g)
of
THE SECURITIES EXCHANGE ACT OF 1934
Knight Energy Corp.
(Name of small business issuer in its charter)

Nevada	1311	87-0583192
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
Incorporation or organization)	Classification Code Number)	Number)
400 Hampton View Court
Alpharetta, Georgia 30004
(770)-777-6795
(Address and telephone number of principal executive offices)
Bruce A. Hall
Chief Financial Officer
836 Blue Jay Lane
Coppell, Texas 75019
(770)-331-4400
(Name, address and telephone number of agent for service)
Copy of all communications to:
Alan Talesnick, Esq.
James Muchmore, Esq.
Patton Boggs LLP
1660 Lincoln Street, Suite 1900
Denver, Colorado 80264
(303) 830-1776
Securities to be registered under Section 12(b) of the Act: None
Securities to be registered under Section 12(g) of the Act:
Common Stock, par value $.001
(Title of Class)

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
DESCRIPTION OF BUSINESS	2
RISK FACTORS	10
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
HISTORICAL TRENDS	19
CAPITAL EXPENDITURES	19
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	22
DIRECTORS AND EXECUTIVE OFFICERS	23
EXECUTIVE COMPENSATION	24
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	26
DESCRIPTION OF SECURITIES	27
SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY	28
NO TRADING MARKET FOR THE COMMON STOCK	28
DIVIDEND POLICY	29
LEGAL PROCEEDINGS	29
CHANGES IN AND DISAGREEMENS WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ACCOUNTING AND FINANCIAL DISCLOSURE	29
RECENT SALES OF UNREGISTERED SECURITIES	29
FINANCIAL STATEMENTS	29
APPENDIX A	1
APPENDIX A: GLOSSARY OF OIL AND NATURAL GAS TERMS
 i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 10-SB contains forward-looking statements that may be affected by matters outside our control that could cause materially different results.
Some of the information in this Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. These statements express, or are based on, our expectations about future events. Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as, “may”, “will”, “expect”, “intend”, “project”, “estimate”, “anticipate”, “believe” or “continue” or the negative thereof or similar terminology. They include statements regarding our:
•	financial position,

•	business strategy,

•	budgets,

•	amount, nature and timing of capital expenditures,

•	estimated reserves of natural gas and oil,

•	drilling of wells,

•	acquisition and development of oil and gas properties,

•	timing and amount of future production of natural gas and oil,

•	operating costs and other expenses, and

•	cash flow and anticipated liquidity.
Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Factors that could cause actual results to differ materially from expected results are described under “Risk Factors” and include:
•	general economic conditions,

•	natural gas and oil price volatility,

•	the fluctuation in the demand for natural gas and oil,

•	uncertainties in the projection of future rates of production and timing of development expenditures,

•	operating hazards attendant to the natural gas and oil business,

•	climatic conditions,

•	the risks associated with exploration,

•	our ability to generate sufficient cash flows to operate,

•	availability of capital,

•	the strength and financial resources of our competitors,

•	drilling and completion risks that are generally not recoverable from third parties or insurance,

•	actions or inactions of third-party operators of our properties,

•	environmental risks,

•	regulatory developments,

•	potential mechanical failure or under-performance of significant wells,

•	availability and cost of material and equipment,

•	our ability to find and retain skilled personnel, and

•	the lack of liquidity of our common stock.
Any of the factors listed above and other factors contained in this Form 10-SB could cause our actual results to differ materially from the results implied by these or any other forward-looking statements made by us or on our behalf. We cannot assure you that our future results will meet our expectations.
When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this Form 10-SB. Our forward-looking statements speak only as of the date made.

DESCRIPTION OF BUSINESS
Our Company
We are a growing energy company focused on the acquisition, development, ownership, operation and investment in energy-related businesses and assets, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses. We acquired 75% of our wholly-owned subsidiary, Charles Hill Drilling, Inc., a Nevada corporation based in Texas, in March 2006 and then purchased the remaining 25% in May 2006. Through Charles Hill Drilling, we own a 100% working interest in a 160-acre oil and gas lease located in Stephens County, Texas, together with a drilling rig that we are using to drill wells for our own account. On this lease, we have drilled and completed the A-8 well, and re-entered, deepened and completed the A-7 well — both to a depth of approximately 4,200 feet. As of January 30, 2007, both of these wells are producing oil with a high ratio of frac water. We also have placed compressors on three previously capped shallow wells, and as February 1, 2007, we were receiving an aggregate of approximately 3 barrels of oil and 10 mcf of natural gas per day from these three wells. In addition, we have leased an additional 400 acres that run contiguous to our 160-acre lease, and we have the right of first refusal on approximately 3,100 more acres in the same area. As of February 1, 2007, we were conducting a satellite imaging program covering all 3,660 acres in the Stephens County area. In addition, in January 2007, we acquired a 75% working interest in an additional lease covering 640 acres in Stephens County, Texas, which we also intend to explore and develop.
In November 2006, we acquired an oil and gas lease covering approximately 1,000 undeveloped acres in the Salt Creek Prospect area of Oklahoma. We intend to conduct a satellite imaging program to further evaluate this acreage and also intend to pursue acquisitions and/or investment in other energy-related businesses, assets, and/or investments, as opportunities, time and available capital will permit.
Corporate Background
We were originally formed as a Nevada corporation on May 8, 1998 with the name The Living Card Corporation. On June 14, 2000, we changed our name to Integrated Technology Group, which we refer to herein as ITG. From formation and until the latter part of fiscal 2000, we engaged in the creation, development and marketing of unique, educational and low-cost greeting cards.
In June 2006, the Company executed a definitive stock exchange agreement (“Agreement”) with ITG. Upon the subsequent closing of the Agreement in November 2006, the Company became a wholly-owned subsidiary of ITG. Pursuant to this transaction, the Company was merged into ITG with ITG as the survivor. The Company then assumed the SEC reporting responsibilities of ITG. In June 2006, the Company changed its name to Knight Energy Corp., a Nevada corporation. Under the terms of the Agreement, the shareholders of the Company received an aggregate of 13,750,000 newly issued shares of ITG common stock and 4,511,500 shares that are subscribed but not issued, which represents a one-for-one share exchange of the Company’s stock for ITG stock (the “Transaction”). Additionally, the existing 6,025,000 ITG shares were reverse split on a 1 for 2 basis, resulting in 3,012,500 pre-Transaction ITG shares outstanding before the exchange.
Our Strategy
Management believes that:
•	Natural gas is an environmentally friendly fuel that will be increasingly valued in the United States;

•	There are a number of natural gas and/or oil and development projects that we are pursuing which will require significant capitalization to complete, explore and develop;

•	We have the ability to assemble the technical and commercial and resources needed to pursue these potential projects; and

•	Our successful development of one or more large potential natural gas or oil projects will create substantial shareholder value.

The principal elements of our strategy to maximize shareholder value are:
Generate growth through drilling. We expect to generate long-term reserve and production growth predominantly through our drilling activities. We anticipate the substantial majority of our future capital expenditures will be directed toward the drilling of wells, although we expect to continue to acquire additional leasehold interests. Initially, we anticipate reserve growth will be our primary focus with a more balanced reserve and production growth profile as we continue to execute our growth strategy.
Manage costs by maximizing operational control. We seek to exert control over our exploration, exploitation and development activities. As the operator of our projects, we have greater control over the amount and timing of the expenditures associated with those activities. As we manage our growth, we are focused on reducing lease operating expenses, general and administrative costs, and finding and development costs on a per mcfe basis. As of December 31, 2006, we operated 100% of our wells, although we may not be able to be operator of all our future projects.
Pursue complementary leasehold interest and property acquisitions. We intend to attempt to supplement our drilling strategy with complementary leasehold interest and property acquisitions.
Current Natural Gas and Oil Projects
We are in the process of building our portfolio of exploration and exploitation projects targeting both oil and natural gas. We believe that there is potential for commercial development in areas where historical drilling attempts resulted in indications of oil and gas but ultimate development was not pursued, and we intend to continue to focus our activities in areas having this profile. We believe that the application of advanced drilling, completion and stimulation technologies combined with a strong commodity pricing environment could make development of our project areas economically viable.
Through Charles Hill Drilling, our wholly owned subsidiary, we own a 100% working interest in a 160-acre oil and gas lease located in Stephens County, Texas, together with a drilling rig that we are using to drill wells for our own account. On this lease, we have drilled and completed the A-8 well, and re-entered, deepened and completed the A-7 well — both to a depth of approximately 4,200 feet. As of February 1, 2007, both of these wells are producing oil with a high ratio of frac water. We also have placed compressors on three previously capped shallow wells, and as of February 1, 2007, we were receiving an aggregate of approximately 3 barrels of oil and 10 mcf of natural gas per day from these three wells. In addition, we have leased an additional 400 acres that run contiguous to our 160-acre lease, and we have the right of first refusal on approximately 3,100 more acres in the same area. As of February 1, 2007, we were conducting a satellite imaging program covering all 3,660 of these acres in the Stephens County area. In addition, in January 2007, we acquired a 75% working interest in an additional lease covering 640 acres in Stephens County, Texas, which we also intend to explore and develop.
In November 2006, we acquired an oil and gas lease covering approximately 1,000 undeveloped acres in the Salt Creek Prospect area of Oklahoma. We intend to conduct a satellite imaging program to further evaluate this acreage. We also intend to pursue acquisitions and/or investment in other energy-related businesses, assets, and/or investments, as opportunities, time and available capital will permit.
Natural Gas and Oil Reserves
The following table presents information as of September 30, 2006 with respect to our estimated proved reserves. We had no proved reserves at December 31, 2005.
Net Proved Reserve Summary and PV-10 Forecast from September 30, 2006

Reserve Categories	Oil (MBO)	Gas (MMCF)	Cash Flow ($M)	PV-10 ($M) (c)
PDNP (b)	1.8	142.8	958.7	647.8
PUD (b)	0.0	127.4	458.6	200.9

Total Proved (a)	1.8	270.2	1417.3	848.7

(a)	Proved reserves are those quantities of gas that, by analysis of geological and engineering data, can be estimated with reasonable certainty to be commercially recoverable from known reservoirs and under current economic conditions, operating methods and government regulations.

(b)	PDNP are proved non-producing reserves which are proved reserves that are expected to be recovered from existing wells. PUD are provided undeveloped reserves, which are expected to be recovered: (i) from new wells on undrilled acreage; (ii) from deepening existing wells to a different reservoir; or (iii) where a relatively large expenditure is required to re-complete an existing well or install production or transportation facilities for primary or improved recovery projects.

(c)	PV-10 represents the present value, discounted at 10% per annum, of estimated future net revenue before income tax of our estimated proved reserves. The estimated future net revenues were determined by using reserve quantities of proved reserves and the periods in which they are expected to be developed and produced based on economic conditions prevailing at September 30, 2006. PV-10 is a non-GAAP financial measure because it excludes income tax effects. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating oil and natural gas companies. PV-10 is not a measure of financial or operating performance under GAAP. PV-10 should not be considered as an alternative to the standardized measure as defined under GAAP. We have included a reconciliation of PV-10 to the most directly comparable GAAP measure — standardized measure of discounted future net cash flow — in the following table:

	As of September 30,	As of December 31,
	2006	2005	2004
Standardized measure of discounted future net cash flows (d)	$1,504.4	$0	$0
Add: Present value of future income tax discounted at 10%	0	0	0
PV-10	$1,504.4	$0	$0

(d)	The standardized measure represents the present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.
Acreage
The following table sets forth as of September 30, 2006 the gross and net acres of both developed and undeveloped oil and gas leases that we hold. “Gross” acres are the total number of acres in which we own a working interest. “Net” acres refer to gross acres multiplied by our fractional working interest. Acreage numbers do not include our options to acquire additional leaseholds which have not been exercised.

	Developed(a)		Undeveloped(b)		Total
Play/Trend	Gross	Net	Gross	Net	Gross	Net
Texas	0	0	160	160	160	160

(a)	Developed refers to acres that are allocated or assignable to producing wells or wells capable of production. Developed acreage includes acreage having wells shut-in awaiting the addition of infrastructure.

(b)	Undeveloped refers to lease acreage on which wells have not been developed or completed to a point that would permit the production of commercial quantities of oil or natural gas regardless of whether such acreage contains proved reserves.

(c)	In addition to the acreage shown on this table, in November 2006, we acquired a lease covering approximately 1,000 undeveloped acres in Oklahoma.
Production and Price Information
The following tables summarize sales volumes, sales prices, and production cost information for the periods indicated:

	From Inception Date
	of March 2, 2006 to	Year Ended
	September 30,	December 31,
	2006	2005	2004
Production
Oil (bbls)	152	0	0
Natural gas (mcf)	160	0	0
Natural gas equivalent (mcfe)	1,072	0	0
Oil and natural gas sales
Oil sales	$6,690	$0	$0
Natural gas sales	5,849	0	0
Total	$12,539	$0	$0
Average sales price
Oil ($ per bbl)	$56.93	$0	$0
Natural gas ($ per mcf)	5.99	0	0
Natural gas equivalent ($ per mcfe)	5.99	0	0
Average production cost
Natural gas equivalent ($ per mcfe)	$0	$0	$0
The following table sets forth information at September 30, 2006, relating to the productive wells in which we owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of productive wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Natural Gas		Oil
	Gross	Net	Gross	Net
Play/Trend	Wells	Wells	Wells	Wells
Texas	6	6	6	6

Drilling Activities
The following table sets forth information with respect to wells drilled and completed during the period indicated. We had no wells drilled or completed during calendar year 2004 or 2005. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the number of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of hydrocarbons, regardless of whether they produce a reasonable rate of return.

		Gross Wells			Net Wells
Period	Type of Well	Productive(b)	Dry(c)	Total	Productive(b)	Dry(c)	Total
From Inception Date of March 2, 2006 to September 30, 2006	Exploratory(a)	2	0	2	2	0	2
	Texas

	Development(a)	3	0	3	4	0	4
	Texas

(a)	An exploratory well is a well drilled either in search of a new, as yet undiscovered, oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir. A development well is a well drilled within the presently proved productive area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, with the objective of being completed in that reservoir.

(b)	A productive well is an exploratory or development well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

(c)	A dry well is an exploratory or development well that is not a producing well or a well that has either been plugged or has been converted to another use.

(d)	The three gross productive development wells consist of previously capped wells on which we placed compressors and thereby obtained production.
Markets and Customers
The success of our operations is dependent upon prevailing prices for natural gas and oil. The markets for natural gas and oil have historically been volatile and may continue to be volatile in the future. Natural gas and oil prices are beyond our control. However, rising demand for natural gas to fuel power generation and meet increasing environmental requirements has led some industry observers to indicate that long term demand for natural gas is increasing.
We may use different strategies for gas sales depending on the location of the field and the local markets. In some locations, we may use proprietary CO2 reduction units to process our own gas and sell it to nearby local markets. In other cases, we may connect to nearby high pressure transmission pipelines. We are not currently aware of any restraints with respect to pipeline availability. However, because of the nature of natural gas development, there may be periods of time when pipeline capacity is inadequate to meet our transportation needs. It is often the case that as new development comes on-line, pipelines are near or at capacity before new pipelines are built.
We have no firm delivery contract for the delivery of our natural gas sales.
To the extent that we bring new wells on-line and our production volume increases, of which there is no assurance, we will sell the new production in the spot markets or under new monthly base contracts. We expect that we will usually sell in this fashion, partly through firm gas delivery contracts and partly in the spot markets.
Prices for oil and natural gas fluctuate fairly widely based on supply and demand. Supply and demand are influenced by weather, foreign policy and industry practices. For example, demand for natural gas has increased in recent years due to a trend in the power plant industry to move away from using oil and coal as a fuel source to using natural gas, because natural gas is a cleaner fuel. Nonetheless, in light of historical fluctuations in prices, there can be no assurance at what price we will be able to sell our oil and natural gas. It is possible that prices will be low at the time periods in which the wells are most productive, thereby reducing overall returns.

Other Properties
In addition to our properties in Stephens County, Texas, we are currently considering oil and gas drilling opportunities in the Salt Creek Prospect area of Oklahoma. In November 2006, we acquired an oil and gas lease covering approximately 1,000 undeveloped acres in this area, and we intend to conduct a satellite imaging program to further evaluate this acreage.
Competition
The natural gas and oil industry is intensely competitive and speculative in all of its phases. We encounter competition from other natural gas and oil companies in all areas of our operations. In seeking suitable natural gas and oil properties for acquisition, we compete with other companies operating in our areas of interest, including medium and large natural gas and oil companies and other independent operators, which have greater financial resources and have been engaged in the exploration and production business for a much longer time than we have. Many of our competitors also have substantially larger operating staffs than we do. Many of these competitors not only explore for and produce natural gas and oil but also market natural gas and oil and other products on a regional, national or worldwide basis. These competitors may be able to pay more for productive natural gas and oil properties and exploratory prospects, and define, evaluate, bid for and purchase a greater number of properties and prospects than we are able to. In addition, these competitors may have a greater ability to continue exploration activities during periods of low market prices. Our ability to acquire additional properties and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to finance and consummate transactions in a highly competitive environment.
The prices of our natural gas and oil production will be controlled by market forces. However, competition in the natural gas and oil exploration industry also exists in the form of competition to acquire leases and obtain favorable transportation prices. We are extremely small, with limited financial resources and may have difficulty acquiring additional acreage and/or projects and may have difficulty arranging for the transportation of our production. We also face competition in obtaining natural gas and oil drilling rigs and in sourcing the manpower to run them and provide related services.
Government Regulation of the Oil and Gas Industry
General. Our business is affected by numerous laws and regulations, including energy, environmental, conservation, tax and other laws and regulations relating to the energy industry. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.
We currently operate one property. We believe that operations where we own interests comply in all material respects with applicable laws and regulations and that the existence and enforcement of these laws and regulations have no more restrictive an effect on our operations than on other similar companies in the energy industry.
The following discussion contains summaries of certain laws and regulations and is qualified in its entirety by the foregoing and by reference to the full text of the laws and regulations described.
Federal Regulation of the Sale and Transportation of Oil and Gas. Various aspects of our oil and gas operations are or will be regulated by agencies of the federal government. The Federal Energy Regulatory Commission, or FERC, regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938, or NGA, and the Natural Gas Policy Act of 1978, or NGPA. In the past, the federal government has regulated the prices at which oil and gas could be sold. While “first sales” by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act.

The Decontrol Act removed all NGA and NGPA price and non-price controls affecting wellhead sales of natural gas effective January 1, 1993, and resulted in a series of Orders being issued by FERC requiring interstate pipelines to provide transportation services separately, or “unbundled,” from the pipelines’ sales of gas and to provide open access transportation on a nondiscriminatory basis that is equal for all natural gas shippers.
We do not believe that we will be affected by these or any other FERC rules or orders materially differently than other natural gas producers and marketers with which we compete.
The FERC also has issued numerous orders confirming the sale and abandonment of natural gas gathering facilities previously owned by interstate pipelines and acknowledging that if the FERC does not have jurisdiction over services provided on those facilities, then those facilities and services may be subject to regulation by state authorities in accordance with state law. A number of states have either enacted new laws or are considering the adequacy of existing laws affecting gathering rates and/or services. Other state regulation of gathering facilities generally includes various safety, environmental, and in some circumstances, nondiscriminatory take requirements, but does not generally entail rate regulation. Thus, natural gas gathering may receive greater regulatory scrutiny of state agencies in the future. Our anticipated gathering operations could be adversely affected should they be subject in the future to increased state regulation of rates or services, although we do not believe that we would be affected by such regulation any differently than other natural gas producers or gatherers. In addition, the FERC’s approval of transfers of previously-regulated gathering systems to independent or pipeline affiliated gathering companies that are not subject to FERC regulation may affect competition for gathering or natural gas marketing services in areas served by those systems and thus may affect both the costs and the nature of gathering services that will be available to interested producers or shippers in the future.
We conduct certain operations on federal oil and gas leases, which are administered by the Minerals Management Service, or MMS. Federal leases contain relatively standard terms and require compliance with detailed MMS regulations and orders, which are subject to change. Among other restrictions, the MMS has regulations restricting the flaring or venting of natural gas, and has proposed to amend those regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Under certain circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition, cash flows and operations. The MMS issued a final rule that amended its regulations governing the valuation of crude oil produced from federal leases. This rule, which became effective June 1, 2000, provides that the MMS will collect royalties based on the market value of oil produced from federal leases, and was further modified by amendments to the June 2000 MMS rules, effective July 1, 2004. Also, the MMS promulgated new Federal Gas Valuation rules, effective June 1, 2005 (70FR 11869, March 10, 2005) concerning calculation of transportation costs, including the allowed rate of return in the calculation of actual transportation costs in non-arm’s length arrangements and addresses various other related matters. We cannot predict whether this new gas rule will become effective, nor can we predict whether the MMS will take further action on oil and gas valuation matters. However, we do not believe that any such rules will affect us any differently than other producers and marketers of crude oil with which we will compete.
Additional proposals and proceedings that might affect the oil and gas industry are pending before Congress, the FERC, the MMS, state commissions and the courts. We cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by various agencies will continue indefinitely. Notwithstanding the foregoing, we do not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon our capital expenditures, earnings or competitive position. No material portion of our business is subject to re-negotiation of profits or termination of contracts or subcontracts at the election of the federal government.
State Regulation. Our operations also are subject to regulation at the state and, in some cases, county, municipal and local governmental levels. This regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandonment of wells and the disposal of fluids used and produced in connection with operations. Our operations also are or will be subject to various conservation laws and regulations. These include (1) the size of drilling and spacing units or proration units, (2) the density of wells that may be drilled, and (3) the unitization or pooling of oil and gas properties. In addition, state conservation laws, which frequently establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, but (except as noted above) does not generally entail rate regulation. These regulatory burdens may affect profitability, but we are unable to predict the future cost or impact of complying with such regulations.
Environmental Matters. Operations on properties in which we have an interest are subject to extensive federal, state and local environmental laws that regulate the discharge or disposal of materials or substances into the environment and otherwise are intended to protect the environment. Numerous governmental agencies issue rules and regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial administrative, civil and criminal penalties and in some cases injunctive relief for failure to comply. Some laws, rules and regulations relating to the protection of the environment may, in certain circumstances, impose “strict liability” for environmental contamination. These laws render a person or company liable for environmental and natural resource damages, cleanup costs and, in the case of oil spills in certain states, consequential damages without regard to negligence or fault. Other laws, rules and regulations may require the rate of oil and gas production to be below the economically optimal rate or may even prohibit exploration or production activities in environmentally sensitive areas. In addition, state laws often require some form of remedial action, such as closure of inactive pits and plugging of abandoned wells, to prevent pollution from former or suspended operations. Legislation has been proposed in the past and continues to be evaluated in Congress from time to time that would reclassify certain oil and gas exploration and production wastes as “hazardous wastes.” This reclassification would make these wastes subject to much more stringent storage, treatment, disposal and clean-up requirements, which could have a significant adverse impact on operating costs. Initiatives to further regulate the disposal of oil and gas wastes are also proposed in certain states from time to time and may include initiatives at the county, municipal and local government levels. These various initiatives could have a similar adverse impact on operating costs. The regulatory burden of environmental laws and regulations increases our cost and risk of doing business and consequently affects our profitability.
The federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the “Superfund” law, imposes liability, without regard to fault, on certain classes of persons with respect to the release of a “hazardous substance” into the environment. These persons include the current or prior owner or operator of the disposal site or sites where the release occurred and companies that transported, disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for the federal or state government to pursue such claims. It is also not uncommon for neighboring landowners and other third parties to file claims for personal injury or property or natural resource damages allegedly caused by the hazardous substances released into the environment. Under CERCLA, certain oil and gas materials and products are, by definition, excluded from the term “hazardous substances.” At least two federal courts have held that certain wastes associated with the production of crude oil may be classified as hazardous substances under CERCLA. Similarly, under the federal Resource, Conservation and Recovery Act, or RCRA, which governs the generation, treatment, storage and disposal of “solid wastes” and “hazardous wastes,” certain oil and gas materials and wastes are exempt from the definition of “hazardous wastes.” This exemption continues to be subject to judicial interpretation and increasingly stringent state interpretation. During the normal course of operations on properties in which we have an interest, exempt and non-exempt wastes, including hazardous wastes, that are subject to RCRA and comparable state statutes and implementing regulations are generated or have been generated in the past. The federal Environmental Protection Agency and various state agencies continue to promulgate regulations that limit the disposal and permitting options for certain hazardous and non-hazardous wastes.
Our operations will involve the use of gas fired compressors to transport collected gas. These compressors are subject to federal and state regulations for the control of air emissions. Title V status for a facility results in significant increased testing, monitoring and administrative and compliance costs. To date, other compressor facilities have not triggered Title V requirements due to the design of the facility and the use of state-of-the-art engines and pollution control equipment that serve to reduce air emissions. However, in the future, additional facilities could become subject to Title V requirements as compressor facilities are expanded or if regulatory interpretations of Title V applicability change. Stack testing and emissions monitoring costs will grow as these facilities are expanded and if they trigger Title V. The U.S. Environmental Protection Agency and some other state environmental agencies have increased their focus on control of minor gas emission leaks from pipelines, compressors, tanks, and related oil and gas production and storage equipment in response to ozone non-attainment requirements increasing the costs and complexity of our operations. We believe that the operator of the properties in which we have an interest is in substantial compliance with applicable laws, rules and regulations relating to the control of air emissions at all facilities on those properties.
Although we maintain insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that our insurance will be adequate to cover all such costs, that the insurance will continue to be available in the future or that the insurance will be available at premium levels that justify our purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on our financial condition and operations.
Compliance with environmental requirements, including financial assurance requirements and the costs associated with the cleanup of any spill, could have a material adverse effect on our capital expenditures, earnings or competitive position. We do believe, however, that our operators are in substantial compliance with current applicable environmental laws and regulations. Nevertheless, changes in environmental laws have the potential to adversely affect operations. At this time, we have no plans to make any material capital expenditures for environmental control facilities.
Employees
As of September 30, 2006, we have eleven full time employees and no part-time employees. We are not a party to any collective bargaining agreements. We believe that our relations with our employees are good.
RISK FACTORS
You should carefully consider each of the following risk factors and all of the other information provided in this Form 10-SB and attached hereto before purchasing our common stock. The risks described below are those we currently believe may materially affect us. Our future development is and will continue to be dependent upon a number of factors. You should carefully consider the following information as well as the more detailed information concerning our Company contained elsewhere in this Form 10-SB before making any investment. An investment in our common stock involves a high degree of risk, and should be considered only by persons who can afford to lose the entire amount of their investment.
Risks related to our industry, business and strategy.
We have not had operations in the past and there is no guarantee that we will be profitable.
Our business was established pursuant to transactions which closed in March and November 2006, and we have a limited operating history. An investment in our securities is subject to all of the risks involved in a newly established business venture, including unanticipated problems, delays, expenses and other difficulties. The development of our business plan will require substantial capital expenditures. Our future financial results will depend primarily on our ability to locate profitable assets and business opportunities, which in turn will be dependent on our ability to manage those activities profitably, on the market prices for oil and natural gas, and on general economic conditions. There can be no assurance that we will achieve or sustain profitability or positive cash flows from its operating activities.

Our operations require large amounts of capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.
Our current plans require us to make large capital expenditures for the exploration and development of our existing acreage. We expect to spend approximately $5 million on additional drilling and development activities for our fiscal year ending December 31, 2007. We also anticipate that we will need substantial additional capital to pursue other potential projects. Historically, we have funded our capital expenditures through the issuance of equity.
There are no commitments from any source to provide any equity or debt financing. Even if we are able to obtain equity or debt financing, of which there is no assurance, issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. Debt financing, if obtained, could lead to:
•	a substantial portion of our operating cash flow being dedicated to the payment of principal and interest,

•	our being more vulnerable to competitive pressures and economic downturns, and

•	restrictions on our operations.
If we are not able to obtain capital through an equity or debt financing or otherwise, our ability to execute our business plans could be greatly limited. Moreover, we will need to increase our sources of revenue, funding or both to sustain operations for the long run. There is no assurance that this will occur.
We may not discover commercially productive oil and gas reserves, which will impact our ability to meet our business goals.
Our ability to locate reserves is dependent upon a number of factors, including our participation in multiple exploration projects and our technological capability to locate oil and gas in commercial quantities. We cannot predict that we will have the opportunity to participate in projects that economically produce commercial quantities of oil and gas in amounts necessary to create a positive cash flow for the Company or that the projects in which we elect to participate will be successful. There can be no assurance that our planned projects will result in significant reserves or that we will have future success in drilling productive wells at economical reserve replacement costs.
Oil and gas prices are volatile and an extended decline in prices can significantly affect our financial results, impede our growth and hurt our business prospects
Our future profitability and rate of growth and the anticipated carrying value of our oil and gas properties could be affected by the then prevailing market prices for oil and gas. We expect the markets for oil and gas to continue to be volatile. If we are successful in continuing to establish production, any substantial or extended decline in the price of oil or gas could:
•	have a material adverse effect on our results of operations,

•	limit our ability to attract capital,

•	make the formations we are targeting significantly less economically attractive,

•	reduce our cash flow and borrowing capacity, and

•	reduce the value and the amount of any future reserves.
Various factors beyond our control will affect prices of oil and gas, including:
•	worldwide and domestic supplies of oil and gas,

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls,

•	political instability or armed conflict in oil or gas producing regions,

•	the price and level of foreign imports,

•	worldwide economic conditions,

•	marketability of production,

•	the level of consumer demand,

•	the price, availability and acceptance of alternative fuels,

•	the availability of processing and pipeline capacity,

•	weather conditions, and

•	actions of federal, state, local and foreign authorities.
These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. In addition, sales of oil and gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year.
Our exploration and development activities are subject to reservoir and operational risks which may lead to increased costs and decreased production.
The marketability of our oil and gas production, if any, will depend in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect our ability to produce and market our oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from the sale of production. The availability of markets is beyond our control.
Even when oil and gas is found in what is believed to be commercial quantities, reservoir risks, which may be heightened in new discoveries, may lead to increased costs and decreased production. These risks include the inability to sustain deliverability at commercially productive levels as a result of decreased reservoir pressures, large amounts of water, or other factors that might be encountered. As a result of these types of risks, most lenders will not loan funds secured by reserves from newly discovered reservoirs, which would have a negative impact on our future liquidity. Operational risks include hazards such as fires, explosions, craterings, blowouts (such as the blowout experienced at our initial exploratory well), uncontrollable flows of oil, gas or well fluids, pollution, releases of toxic gas and encountering formations with abnormal pressures. In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur substantial losses. The occurrence of any one of these significant events, if it is not fully insured against, could have a material adverse effect on our financial condition and results of operations.
We face risks related to title to the leases we enter into that may result in additional costs and affect our operating results.
It is customary in the oil and gas industry to acquire a leasehold interest in a property based upon a preliminary title investigation. If the title to the leases acquired is defective, we could lose the money already spent on acquisition and development, or incur substantial costs to cure the title defect, including any necessary litigation. If a title defect cannot be cured, we will not have the right to participate in the development of or production from the leased properties. In addition, it is possible that the terms of our oil and gas leases may be interpreted differently depending on the state in which the property is located. For instance, royalty calculations can be substantially different from state to state, depending on each state’s interpretation of lease language concerning the costs of production. We cannot guarantee that there will be no litigation concerning the proper interpretation of the terms of our leases. Adverse decisions in any litigation of this kind could result in material costs or the loss of one or more leases.
To the extent that we undertake exploratory drilling, it is a high risk activity with many uncertainties that could adversely affect our business, financial condition or results of operations.
Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive oil or gas reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

•	unexpected drilling conditions,

•	pressure or irregularities in formations,

•	equipment failures or accidents,

•	adverse weather conditions,

•	compliance with governmental requirements,

•	shortages or delays in the availability of drilling rigs and the delivery of equipment, and

•	shortages of trained oilfield service personnel.
Our future drilling activities may not be successful, nor can we be sure that our overall drilling success rate or our drilling success rate for activities within a particular area will not decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify. Although we have identified a number of potential exploration projects, we cannot be sure that we will ever drill them or that we will produce oil or gas from them or any other potential exploration projects.
Accounting rules may require write-downs, which may result in a charge to earnings.
We follow the successful efforts method of accounting, capitalizing costs of successful exploratory wells and expensing costs of unsuccessful exploratory wells. All developmental costs are capitalized. We are predominately engaged in exploration and production activities.
Depreciation and depletion of producing properties is computed on the units-of-production method based on estimated proved oil and natural gas reserves. Depreciation of non-oil and gas properties is over their estimated useful life of three years, using the straight line method. Repairs and maintenance are expensed, while renewals and betterments are generally capitalized. Expenditures less than $1,000, including contract labor, are expensed to operations in the year incurred.
At least quarterly, or more frequently if conditions indicate that long-term assets may be impaired, the carrying value of property is compared to management’s future estimated pre-tax cash flow from the properties. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for Impairment or Disposal Of Long-Lived Assets, if impairment is necessary, the asset carrying value is written down to fair value. Cash flow pricing estimates are based on existing proved reserve and production information and pricing assumptions that management believes are reasonable. Impairment of individually significant unproved properties is assessed and amortized on an aggregate basis. We had no significant unproved properties at September 30, 2006 and no impairment was necessary at September 30, 2006, the date of our unaudited financial statements.
The oil and gas exploration and production industry is highly competitive and many of our competitors have more resources than we do.
We compete in oil and gas exploration with a number of other companies. Many of these competitors have financial and technological resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition. In addition, from time to time, there may be competition for, and shortage of, exploration, drilling and production equipment. These shortages could lead to an increase in costs and delays in operations that could have a material adverse effect on our business and our ability to develop our properties. Problems of this nature also could prevent us from producing any oil and gas we discover at the rate we desire to do so.
The oil and gas industry is heavily regulated and costs associated with such regulation could reduce our profitability.
Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration. The overall regulatory burden on the industry increases the cost of doing business, which, in turn, decreases profitability.
Our oil and gas operations must comply with complex environmental regulations and such compliance is costly.
Our oil and gas operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. New laws or regulations, or changes to current requirements, could have a material adverse effect on our business. We will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between state and federal agencies. We could face significant liabilities to the government and third parties for discharges of oil, natural gas, produced water or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation. We cannot be sure that existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced or altered in the future, will not have a material adverse effect on our results of operations and financial condition.
Technological changes could put us at a competitive disadvantage.
The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at a substantial cost. If other oil and gas exploration and development companies implement new technologies before we do, those companies may be able to provide enhanced capabilities and superior quality compared with what we are able to provide. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If we are unable to utilize the most advanced commercially available technologies, our business could be materially and adversely affected.
Oil and gas sales are seasonal leading to varying cash flow during the year.
Sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. The marketability of our oil and gas production, if any, will depend in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could negatively affect our ability to produce and market oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from sales of production. The availability of markets and the volatility of product prices are beyond our control and represent a significant risk to us.
Our oil and gas business depends on transportation facilities owned by others.
The marketability of our potential oil and gas production depends in part on the availability, proximity and capacity of pipeline systems owned or operated by third parties. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.
Oil and gas reserve estimates may not be accurate.
There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in any exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimates, and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different, and often materially so, from the quantities of oil and natural gas that are ultimately recovered. Furthermore, estimates of quantities of proved reserves and their PV-10 value may be affected by changes in crude oil and gas prices because the Company’s quantity estimates are based on prevailing prices at the time of their determination.
Attempts to grow our business could have an adverse effect
Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of projects we are evaluating or in which we are participating, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations.
We are controlled by a small number of large stockholders who may exercise a proportionately larger influence on our strategies and business activities than stockholders with smaller holdings.
We are controlled by a small number of large stockholders who may engage in acts that may be in conflict with the interests of our stockholders with smaller holdings. Collectively, William J. Bosso and Bruce A. Hall, who are officers and directors of the Company, beneficially own 16.25% of our outstanding Common Stock prior to this Offering, and will beneficially own 13.6% of our outstanding Common Stock if the maximum Offering is sold. Accordingly, it is likely that these two officers, directors and stockholders will have a significant influence on the election of our directors and on our management, operations and affairs, with the ability to prevent or cause a change in control.
The failure to complete future acquisitions successfully could reduce earnings and slow growth.
We may not be able to identify properties for acquisition or may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in the oil and gas industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue its growth strategy may be hindered if we are not able to obtain financing or regulatory approvals.
Shortages of supplies, equipment and personnel may adversely affect our operations.
Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The oil and gas industry is cyclical and experiences periodic shortages of drilling rigs, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.
Our ability to market the oil and gas that we produce will be essential to our business.
Several factors beyond our control may adversely affect our ability to market the oil and gas that we discover. These factors include the proximity, capacity and availability of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but any one or a combination of these factors may result in our inability to sell our oil and gas at prices that would result in an adequate return on our invested capital. We currently distribute the oil that we produce through a single pipeline. If this pipeline were to become unavailable, we would incur additional costs to secure a substitute facility in order to deliver the gas that we produce. In addition, although we currently have access to firm transportation for the majority of our current gas production, there is no assurance that we will be able to procure additional transportation on terms satisfactory to us, or at all, to the extent we increase and expand the area or areas of our production.

Shortages of supplies, equipment and personnel may adversely affect our operations.
Our ability to conduct operations in a timely and cost effective manner depends on the availability of supplies, equipment and personnel. The oil and gas industry is cyclical and experiences periodic shortages of drilling rigs, supplies and experienced personnel. Shortages can delay operations and materially increase operating and capital costs.
We will have limited control over the activities on properties we do not operate.
We currently are operator over the oil and gas activities on our properties, but in the future other companies may operate some or many of the properties in which we have an interest. We will have limited ability to influence or control the operation or future development of these non-operated properties. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns on capital in these drilling or acquisition activities.
Hedging our production may result in losses.
We currently have no hedging agreements in place. However, we may in the future enter into arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. We may enter into oil and gas hedging contracts in order to increase credit availability. Hedging will expose us to risk of financial loss in some circumstances, including if:
•	production is less than expected,

•	the other party to the contract defaults on its obligations, or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.
In addition, hedging may limit the benefit we would otherwise receive from increases in the prices of oil and gas. Further, if we do not engage in hedging, we may be more adversely affected by changes in oil and gas prices than our competitors who engage in hedging.
Our officers and directors are engaged in other businesses that result in conflicts of interest with us.
Both of our officers and directors also serve as directors of other companies or have significant shareholdings in other companies. For example, our Chief Executive Officer, William J. Bosso, is the CEO, director and largest shareholder of Nortia Capital Partners, Inc., a former business development company that is now focusing on merchant banking-type services to small, private companies seeking to become publicly held and traded. In addition, our Chief Financial Officer, Bruce A. Hall, is the Chief Financial Officer of Nortia Capital Partners.
Because of Nortia Capital’s ownership of a large amount of our stock, our directors have a conflict of interest in certain situations, and could have additional conflicts of interest in other situations. To the extent that Nortia participates in ventures in which we may participate, or provides us with possible financial resources, these officers and directors will have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict must disclose the nature and extent of his interest to the board of directors. In accordance with the laws of the State of Nevada, our officers and directors are required to act honestly and in good faith with a view to the best interests of the Company.

Risks related to our common stock.
There is no trading market or other liquidity for investors in the common stock.
Although our common stock is currently traded on Pink Sheets, it is a thinly traded stock. There is no active trading market for the common stock and an investor cannot expect to liquidate his or her investment in an orderly manner regardless of the necessity of doing so. Investors should recognize the illiquidity of an investment in the Company.
Even if an active trading market develops, stock prices may be volatile.
It is currently anticipated that even if the trading volume in our common stock increases, the price of the common stock will be low and also may be volatile. Many brokerage firms may not effect transactions and may not deal with low priced securities as it may not be economical for them to do so. This could have an adverse effect on developing and sustaining a market for our securities. In addition, there is no assurance that an investor will be able to use our securities as collateral.
There is no assurance that our common stock will continue to meet the criteria necessary to qualify for listing on the Pink Sheets. Further, there is no assurance that our common stock can be made to meet the criteria necessary to qualify for listing on the NASDAQ or the American Stock Exchange. Even if our common stock does meet the criteria, there is no assurance that our common stock would be accepted for listing on NASDAQ or the American Stock Exchange.
Our common stock is subject to penny stock regulation.
As a penny stock, our common stock is subject to additional disclosure requirements for penny stocks mandated by the Penny Stock Reform Act of 1990. The SEC Regulations generally define a penny stock to be an equity security that is not traded on the NASDAQ Stock Market or another recognized stock exchange and has a market price of less than $5.00 per share. Depending upon our stock price, we may be included within the SEC Rule 3(a)(51) definition of a penny stock and have our common stock considered to be a “penny stock,” with trading of our common stock covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934. Under this rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written disclosure to, and suitability determination for, the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. The regulations on penny stocks limit the ability of broker-dealers to sell our common stock and thus may also limit the ability of purchasers of our common stock to sell their securities in the secondary market. Our common stock will not be considered a “penny stock” if our net tangible assets exceed $2,000,000 or our average revenue is at least $6,000,000 for the previous three years.
Raising additional capital would dilute existing shareholders.
In order to pursue our business plans, we will need to raise additional capital. If we are able to obtain additional funding through the sale of common stock, the financing would dilute the equity ownership of existing stockholders.
Our Board of Directors can issue preferred stock with terms that are preferential to our common stock.
Our Board of Directors may issue up to 20,000,000 shares of preferred stock without action by our stockholders. Rights or preferences could include, among other things:
•	the establishment of dividends which must be paid prior to declaring or paying dividends or other distributions to our common stockholders;

•	greater or preferential liquidation rights which could negatively affect the rights of common stockholders; and

•	the right to convert the preferred stock at a rate or price which would have a dilutive effect on the outstanding shares of common stock.
See “Description of Securities—Preferred Stock”.

In addition, any preferred stock that is issued may have rights, including as to dividends, liquidation preferences and voting, that are superior to those of holders of Common Stock.
We have not and do not anticipate paying dividends on our Common Stock.
We have not paid any cash dividends to date with respect to our common stock. We do not anticipate paying dividends on our common stock in the foreseeable future since we will use all of our earnings, if any, to finance expansion of our operations. However, we are authorized to issue preferred stock and may in the future pay dividends on our preferred stock that may be issued.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data” and the consolidated financial statements and related notes included elsewhere in this Form 10-SB. This discussion contains forward-looking statements reflecting our current expectations as well as estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this Form 10-SB.
Overview
We are a growing energy company focused on the acquisition, development, ownership, operation and investment in energy-related businesses and assets, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses. We acquired 75% of our wholly-owned subsidiary, Charles Hill Drilling, Inc., a Nevada corporation based in Texas, in March 2006 and then purchased the remaining 25% in May 2006. Through Charles Hill Drilling, we own a 100% working interest in a 160-acre oil and gas lease located in Stephens County, Texas, together with a drilling rig that we are using to drill wells for our own account. On this lease, we have drilled and completed the A-8 well, and re-entered, deepened and completed the A-7 well — both to a depth of approximately 4,200 feet. As of February 1, 2007, both of these wells are producing oil with a high ratio of frac water. We also have placed compressors on three previously capped shallow wells. As of February 1, 2007, we were receiving an aggregate of approximately 3 barrels of oil and 10 mcf of natural gas per day from these three wells. In addition, we have leased an additional 400 acres that run contiguous to our 160-acre lease, and we have the right of first refusal on approximately 3,100 more acres in the same area. As of February 1, 2007, we are conducting a satellite imaging program covering these 3,660 acres in the Stephens County area. In addition, in January 2007, we acquired a 75% working interest in an additional lease covering 640 acres in Stephens County, Texas, which we also intend to explore and develop.
In November 2006, we acquired an oil and gas lease covering approximately 1,000 undeveloped acres in the Salt Creek Prospect area of Oklahoma. We intend to conduct a satellite imaging program to further evaluate this acreage. We also intend to pursue acquisitions and/or investment in other energy-related businesses, assets, and/or investments, as opportunities, time and available capital will permit.
Results of Operations:
The following discussion of the results of operations should be read in conjunction with our unaudited consolidated financial statements and notes thereto for the period from March 2, 2006 (Inception Date) to September 30, 2006 and the three months ended September 30, 2006 included in this Form 10-SB.

For the period March 2, 2006 (Inception Date) to September 30, 2006
Liquidity and Capital Resources
Our principal sources of cash have been from the sale of our common stock. Our principal uses of cash are capital expenditures for our oil and gas operations and operating expenses, including working capital requirements. As of September 30, 2006, we had cash and cash equivalents of $38,162. Until cash generated from operations is sufficient to satisfy our future liquidity requirements, we believe that we will be required to seek additional funds through the issuance of additional equity or debt securities or through credit facilities. The sale of additional equity would result in additional dilution to our stockholders. Financing may not be available in the future in amounts or on terms acceptable to us, if at all.
As of September 30, 2006, we had a working capital deficiency of approximately $246,242. In March 2006, we commenced a private placement offering of our common stock and through September 30, 2006, we sold 4,304,150 shares of common stock at $.50 per share, and raised approximately $2,150,825 of cash proceeds and the recording of $1,250 stock subscription receivable. Subsequently, from October 1, 2006 through December 31, 2006, we received $965,451 of cash proceeds, net of $249 of expenses, from the private placement offering described above. As of December 31, 2006, we have received $3,116,828 of net proceeds from the private placement offering, representing the sale of 6,235,550 shares of common stock.
HISTORICAL TRENDS
Cash Flows from Operating Activities. Cash used in operating activities was $299,623 for the period March 2, 2006 (Inception Date) to September 30, 2006. The use of cash in operating activities was primarily from $480,869 of net loss after adjusting for non cash adjustments offset by a $74,304 increase in accounts payable and $127,611 increase in accrued expenses.
Cash Flows from Investing Activities. Cash used in investing activities was $1,327,790 for the period March 2, 2006 (Inception Date) to September 30, 2006. The use of cash in investing activities was comprised of $349,989 for the acquisition of Charles Hill Drilling, Inc., net of $11 of cash acquired and $977,801 for the purchase of property and equipment.
Cash Flows from Financing Activities. Cash provided by financing activities was $1,665,575 for the period March 2, 2006 (Inception Date) to September 30, 2006. The source of cash provided by financing activities was primarily from $2,150,825 of cash proceeds from the sale of common stock excluding founders’ shares, from $170,000 of cash proceeds from the issuance of a related party note payable, offset by $669,000 for the repayment of a note payable-related party.
CAPITAL EXPENDITURES
Capital expenditures were $1,327,790 for the period March 2, 2006 (Inception Date) to September 30, 2006. Capital expenditures were primarily used to purchase the outstanding capital stock of Charles Hill Drilling, Inc. and for the purchase of property and equipment.
Our future capital requirements may vary materially from those now planned. The amount of capital that we will need in the future will depend on many factors, including:
•	expansion of our business and implementation of our exploration and development strategies;

•	our pursuit of strategic transactions, including acquisitions, joint ventures and capital investments; and

•	our entrance into new markets.
Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 2006 are as follows:

Years Ending December 31,
2006	$1,200
2007	2,800
2008	—
Thereafter	—

Total	$4,000

Rental expense charged to operations for the period March 2, 2006 (Inception Date) to September 30, 2006 was $4,555.
Inflation has not had a significant impact on our revenue and operations.
Critical Accounting Policies and Estimates
Accounting Estimates
When preparing financial statements in conformity with GAAP, management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements include allocation of the purchase price of assets and liabilities acquired from Charles Hill Drilling Inc. (“Hill”), valuation of common stock for services, the impairment of long-lived assets, valuation of the asset retirement obligation and the valuation allowance for deferred tax assets. The actual amounts could differ materially from such estimates.
Oil and Gas Properties
The Company uses the successful efforts method of accounting for its oil and gas properties. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling successful wells are capitalized. Costs to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Unproved properties are assessed periodically for possible impairment.
Property and Equipment
The Company’s oil and gas rig is depreciated over its estimated useful life of ten years, using the straight line method. Vehicles are depreciated over their estimated useful life of three years, using the straight line method. Maintenance, repairs and minor replacements are charged to operations in the year incurred.
Asset Retirement Obligations
We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. The asset retirement obligations represent the estimated present value of the amounts expected to be incurred to plug, abandon, and remediate the producing properties at the end of their productive lives, in accordance with state laws, as well as the estimated costs associated with the reclamation of the property surrounding. The Company determines the asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset’s inception, with an offsetting increase to producing properties. Periodic accretion of the discount related to the estimated liability is recorded as an expense in the statement of operations.
The estimated liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells, and a risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligations. Revisions to the asset retirement obligations are recorded with an offsetting change to producing properties, resulting in prospective changes to depletion and depreciation expense and accretion of the discount. Because of the subjectivity of assumptions and the relatively long lives of most of the wells, the costs to ultimately retire the Company’s wells may vary significantly from prior estimates.
Accounting for the Impairment of Long-Lived Assets
We account for the impairment of long-lived assets in accordance with Financial Accounting Standards, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted cash flow that the asset or asset group is expected to generate. If such assets or asset groups are considered to be impaired, the loss recognized is the amount by which the carrying amount of the property, if any, exceeds its fair market value. Based upon our evaluation, no impairment was determined for the period from March 2, 2006 (Inception Date) through September 30, 2006.
Revenue Recognition
Revenues from sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customer. Revenues from the production of oil and natural gas properties in which the Company shares an undivided interest with other producers are recognized based on the actual volumes sold by the Company during the period.
Fair Value of Financial Instruments
We define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of other receivables, other assets and accounts payable approximates fair value because of the short maturity of those instruments. The estimated fair value of our other obligations is estimated based on the current rates offered to us for similar maturities. Based on prevailing interest rates and the short-term maturity of all of our indebtedness, management believes that the fair value of our obligations approximates book value at September 30, 2006.
Valuation of Common Stock Issued for Services
The Company issued common stock for services during the period from March 2, 2006 (Inception Date) through September 30, 2006. For all of these issuances, valuation was determined based upon the valuation of common stock sold in a recent private placement offering.
Stock-Based Compensation
Effective March 2, 2006 (Inception Date), the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments, and recognizes compensation expense for all stock-based payments based on the grant-date fair value.
The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123 and Emerging Issues Task Force 96-18, Accounting for Equity Instruments that Are issued to Other Than Employees For Acquiring in Conjunction with Selling Goods or Services. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model.
Concentration of Risk
Our financial instruments that are potentially exposed to credit risk consist primarily of cash and trade receivables, for which the carrying amounts approximate fair value. At certain times during the year, our demand deposits held in banks exceeded the federally insured limit of $100,000.

Income Taxes
Income taxes are accounted for under the asset and liability method of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Net Income (Loss) per Common Share
Basic earnings per share are computed only on the weighted average number of common shares outstanding during the respective periods. There were no additional items to adjust the numerator or denominator in the EPS computations. Therefore, diluted EPS equals basic EPS.
There were 5,000,000 outstanding warrants that could potentially dilute earnings per share in the future, but were not included in the computation of diluted earnings per share for the period presented because their impact was anti-dilutive for the period presented.
Off-Balance Sheet Arrangements
We do not have any off balance sheet arrangements.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table summarizes certain information as of February 1, 2007 with respect to the beneficial ownership of our common stock by (1) our directors and executive officers, (2) stockholders known by us to own 5% or more of the shares of our Common Stock, and (3) all o our executive officers and directors as a group.
Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws, where applicable, the person named below has voting and investment power with respect to all shares of our common stock shown as beneficially owned by him.

		Amount and
		Nature of
Title of	Name and Address of	Beneficial
Class	Beneficial Owner (a)	Ownership	Percent of Class
Common Stock	William J. Bosso Knight Energy Corp. 400 Hampton View Court Alpharetta GA 30004	6,050,000 (b)	21%

Common Stock	Bruce A. Hall Knight Energy Corp. 400 Hampton View Court Alpharetta GA 30004	5,000,000 (b)	17%

Common Stock	All officers and directors as a group (two persons)	11,050,000 (b)	38%

Common Stock	Harrysen Mittler Knight Energy Corp. 400 Hampton View Court Alpharetta GA 30004	4,850,000 (b)	17%

		Amount and
		Nature of
Title of	Name and Address of	Beneficial
Class	Beneficial Owner (a)	Ownership	Percent of Class
Common Stock	Matthew Henninger Knight Energy Corp. 400 Hampton View Court Alpharetta GA 30004	6,050,000 (b)	21%

Common Stock	Nortia Capital Partners, Inc. Knight Energy Corp. 400 Hampton View Court Alpharetta GA 30004	3,750,000 (b)	13%

Common Stock	Lake Capital AG Knight Energy Corp. 400 Hampton View Court Alpharetta GA 30004	3,750,000 (c)	13%

(a)	Under Rule 13d-3 under the Securities Exchange Act of 1934, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Offering. As of February 1, 2007, the Company had 19,772,505 shares of common stock issued and outstanding.

(b)	Includes the 1,250,000 shares and 2,500,000 million warrants owned by Nortia Capital Partners, Inc. (“Nortia”), of which Messrs. Bosso, Hall, Henninger and Mittler may be considered to be affiliates. The shares of Nortia Capital Partners, Inc. are included six times in this table. In the case of shares owned by Nortia, the named person (other than Nortia) does not have sole voting and investment power.

(c)	Includes 1,250,000 shares and 2,500,000 warrants to purchase shares.
DIRECTORS AND EXECUTIVE OFFICERS
The following table identifies our executive officers and directors:

Name	Age	Positions Held With The Company	Director Since
William J. Bosso	57	Chief Executive Officer, President and Director	March 2006

Bruce A. Hall	50	Chief Financial Officer, Treasurer, Secretary and Director	March 2006
The principal occupations of each of our executive officers and directors for at least the past five years are as follows:
William J. Bosso has served as the Chief Executive Officer and a director of the Company since November 2006. Mr. Bosso has also served as the Chief Executive Officer and a director of our wholly-owned subsidiary, Knight Delaware, since March 2006. Since December 2004, Mr. Bosso also has been the Chief Executive Officer of Nortia Capital Partners, Inc. (“Nortia”), a publicly traded merchant banking firm, of which he has served as a director since October 2004. Previously, he served as a director and president of Nortia Capital Partners, Inc., a Nevada corporation, from April 2003 until December 2004, when it merged into Nortia. Between February 2002 and April 2003, Mr. Bosso served as President and Chief Executive Officer of the BF Acquisition Group. Mr. Bosso has served as a consultant to privately and publicly held corporations for the past 15 years, advising businesses in the telecommunications, insurance, airline, medical, entertainment, stock transfer, financial communications, restaurant and golf equipment industries. Mr. Bosso brings significant experience in the public markets, including numerous contacts in all aspects of operating a publicly held business. He has assisted in bringing companies public through forward mergers, reverse mergers and acquisitions. He has provided financing personally, and through traditional means of private equity investment.
Bruce A. Hall has served as the Chief Financial Officer and a director of the Company since November 2006. Mr. Hall also has served as the Chief Financial Officer and a director of our wholly-owned subsidiary, Knight Delaware, since March 2006. Mr. Hall has significant public company experience and has previously worked as a senior financial executive with extensive experience in the real estate, energy, financial services, consulting and manufacturing industries. Since May 2003, Mr. Hall has been a consultant providing financial and management services for a number of public and private companies. Since January 2006, Mr. Hall has been the Chief Financial Officer of Nortia Capital Partners, Inc., a publicly traded merchant banking firm. Since May 2004, Mr. Hall has been the interim Chief Financial Officer of RG America, Inc., a publicly traded company that provides a broad array of synergistic products and services that addresses several key financial aspects of the commercial real estate market. Additionally, in July 2006, Mr. Hall became the company’s Chief Executive Officer. From January 2005 through March 2006, Mr. Hall, as a consultant, was the interim Chief Executive Officer and Chief Financial Officer of Dent Zone International, Inc., a private company providing after-market services for the automobile market. From May 1999 through May 2003, Mr. Hall was the Chief Financial Officer of Probex Corp., a formerly publicly traded used oil recycling company that filed for protection under Chapter 7 of the United States Bankruptcy Code in May 2003. Previously, he held senior level positions at Recognition Equipment, Inc. and Harris Adacom Corporation, and was a multi-family housing developer. Mr. Hall began his career in public accounting with Arthur Young & Company, a predecessor of Ernst & Young LLP. Mr. Hall is a licensed CPA in the State of Texas, a licensed Certified Management Accountant (CMA) and is a graduate of the University of Texas at Austin.
EXECUTIVE COMPENSATION
The following table summarizes all compensation recorded by the Company since inception through the end of the last fiscal year for our principal executive officer and our principal financial officer. Our principal executive officer and our principal financial officer are the only employees of the Company.

Name and Principal				Option	All Other	Total
Position[2]	Year	Salary ($)[1]	Bonus ($)	Awards ($)	Compensation	($)
William J. Bosso, CEO and Director	2006	$62,500	$—	$—	$—	$62,500
Bruce A. Hall, CFO and Director	2006	$37,500	$—	$—	$—	$37,500

[1]	Salary is total base salary earned during fiscal year ended December 31, 2006.

[2]	Mr. Bosso and Mr. Hall also serve as the sole directors on the Company’s board of directors. Neither Mr. Bosso nor Mr. Hall receive any compensation for these director roles.

Employment Agreements
Effective October 1, 2006, we entered into an employment agreement with William J. Bosso relating to his service as our Chief Executive Officer. This agreement provides for a term of five years and an annual salary of $250,000 per year. In the event Mr. Bosso is terminated prior to the completion of the five-year term, he is entitled to receive a one time net termination fee of $1,000,000. This employment agreement also provides for Mr. Bosso to receive $3,000 per month for car and local travel related expenses, and, until such time as the Company makes a company-sponsored health insurance plan available to its employees, reimbursement of up to $1,750 per month for health insurance expenses.
Effective October 1, 2006, we entered into an employment agreement with Bruce A. Hall relating to his service as our Chief Financial Officer. This agreement provides for a term of five years and an annual salary of $150,000 per year. In the event Mr. Hall is terminated prior to the completion of the five year-term, he is entitled to receive a one-time net termination fee of $1,000,000. This employment agreement also provides for Mr. Hall to receive $3,000 per month for car and local travel related expenses, and, until such time as the Company makes a company-sponsored health insurance plan available to its employees, reimbursement of up to $1,750 per month for health insurance expenses.
In the future we may implement a retirement savings plan and medical insurance plan covering our officers and other employees.
We executed a consulting arrangement with John N. Brobjorg on May 1, 2006. Mr. Brobjorg provides accounting and consulting services to the Company. Our agreement with Mr. Brobjorg provides for a term of two years, and can be terminated by either party upon a 30-day written notification. Mr. Brobjorg is to receive $2,500 per month for his services, and is to be reimbursed for all of his out-of-pocket expenses.
In connection with our exploration of the Salt Creek Prospect area, we entered into a consulting service agreement, effective May 1, 2006, with Rampart Resources (“Rampart”). Pursuant to this agreement, Rampart provides land research services for the Salt Creek Prospect area. Our agreement with Rampart was for an initial 90-day period, and has been extended on a month-to-month basis as Rampart continues to provide the Company services. Pursuant to the terms of this agreement, Rampart receives $4,000 per month.
We do not have any other contractual arrangements with our executive officers or directors, nor do we have any compensatory arrangements with our executive officers other than as described above. Except as described above with respect to Messrs. Bosso and Hall, we have not agreed to make any payments to our named executive officers because of resignation, retirement or any other termination of employment with us or our subsidiaries, or from a change in control of us, or a change in the executive’s responsibilities following a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
In March 2006, our current officers and directors and certain other persons purchased 13,750,000 common shares of Knight Delaware for $.001 per share. In November 2006, we exchanged shares of our common stock on a one-to-one basis for these 13,750,000 Knight Delaware shares. The number of shares purchased in March 2006 by our current officers, directors and five percent shareholders were as follows:

Name	Shares Purchased in March 2006
William J. Bosso	2,400,000
Bruce A. Hall	1,250,000
Harrysen Mittler	2,400,000
Matthew Henninger	2,400,000
Nortia Capital Partners, Inc.	1,250,000
In March 2006, Knight Delaware acquired 75% of our wholly-owned subsidiary, Charles Hill Drilling, Inc., a Nevada corporation based in Texas, and then purchased the remaining 25% in May 2006. Through Charles Hill Drilling, Inc., we own a 100% working interest in a 160-acre oil and gas lease located in Stephens County, Texas, together with a drilling rig that we are using to drill wells for our own account. We purchased Charles Hill Drilling, Inc. for an aggregate purchase price of $1,500,000, and the payment terms of this acquisition break down as follows (1) a cash payment of $350,000 at closing; (2) $250,000 paid through the issuance of 500,000 restricted shares of Knight Delaware’s $0.001 par value common stock, at a price per share of $0.50; (3) $700,000 in the form of a promissory note paid in equal monthly installments over a 90-day period after closing; and (4) $200,000 in cash payments paid quarterly over a one-year period after closing. The 500,000 shares issued in this transaction were priced at $0.50 per share because this price per share was used by the Company in a private placement offering contemporaneous to this acquisition.
Out of the $350,000 cash paid at closing, $50,000 was to the president of Charles Hill Drilling, Inc., who subsequently became a related party. Additionally, the $200,000 in cash payments paid quarterly over a one-year period after the closing are payable to the president of Charles Hill Drilling, Inc. In July 2006, Knight Delaware paid the first $50,000 installment of the $200,000 due, and during October 2006, Knight Delaware paid the second

$50,000 installment due for the period ended September 30, 2006. There is still $100,000 due toward the total $200,000 cash payment.
In June 2006, two individuals, one of which is the Company’s CEO, advanced $170,000 of funds to the Company for working capital purposes. As of September 2006, this advance has been repaid and there is no balance outstanding.
As of June 30, 2006, the Company had a $10,000 obligation to the previous largest shareholder of ITG, a related party. The Company classified this obligation as a “Note payable — related party” in the audited consolidated financial statements as of June 30, 2006. On September 15, 2006, this related party forgave this $10,000 note payable obligation, and the balance is no longer outstanding.
We currently do not have a lease and we are not paying rent for our corporate office, which is located in Mr. Bosso’s home in Georgia. With the exception of direct out-of-pocket costs, such as long distance telephone costs, this office is being provided to the Company by Mr. Bosso free of charge. The value of the use of this office space and the related value is de minimis. Therefore, with the exception of the direct out-of-pocket expenses being reimbursed by the Company, no expense has been recorded in the unaudited consolidated financial statements as of September 30, 2006. We expect we will have to lease more substantial corporate office space in the near future and that the cost of any space we lease may be material to our operations.
Other than the transactions described above, we have not entered into any agreements with our officers, directors or stockholders owning five percent or more of our outstanding common stock.
DESCRIPTION OF SECURITIES
Description of Common Stock
We are authorized to issue 100,000,000 shares of our Common Stock, $.001 par value (the “Common Stock”). As of February 1, 2007, there were 19,772,505 shares of our Common Stock, and warrants to purchase 5,000,000 shares of our Common Stock, were outstanding.
Each share of the Common Stock is entitled to share equally with each other share of Common Stock in dividends from sources legally available therefore, when, and if, declared by our board of directors and, upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of Common Stock have no preemptive rights, redemption rights or rights of conversion with respect to the Common Stock. Our board of directors is authorized to issue additional shares of our Common Stock within the limits authorized by our Articles of Incorporation and without stockholder action.
All shares of Common Stock have equal voting rights, and voting rights are not cumulative. The holders of more than 50 percent of the shares of common stock could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all of our directors.
We have not paid any cash dividends since our inception.
Description of Preferred Stock
We are authorized to issue 20,000,000 shares of Preferred Stock of $.001 par value (the “Preferred Stock”). There are no shares of Preferred Stock outstanding.
The Preferred Stock carries such relative rights, preferences and designations as may be determined by our Board Of Directors in its sole discretion upon the issuance of any shares of Preferred Stock. The shares of Preferred Stock could be issued from time to time by our Board of Directors in its sole discretion without further approval or authorization by the stockholders, in one or more series, each of which series could have any particular distinctive designations as well as relative rights and preferences as determined by our Board Of Directors. The relative rights and preferences that may be determined by our Board of Directors in its discretion from time to time, include but are not limited to the following:
•	the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

•	whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

•	the amount payable with respect to such series in the event of voluntary or involuntary liquidation and the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation and sinking fund provision, if any, for the redemption or purchase of the shares of that series; and

•	the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.
The existence of authorized but unissued shares of Preferred Stock could have anti-takeover effects because we could issue Preferred Stock with special dividend or voting rights that could discourage potential bidders.
We may issue shares of Preferred Stock that have dividend, voting and other rights superior to those of our Common Stock, or that convert into shares of Common Stock, without the approval of the holders of Common Stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.
SECURITIES AND EXCHANGE COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITY
Our Certificate of Incorporation contains a provision that limits the liability of our directors to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes. The provision eliminates the personal liability of our directors and stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to us or to our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the declaration or payment of dividends in violation of Nevada law or in respect of any transaction from which a director received an improper personal benefit. Our Certificate of Incorporation provides that if Chapter 78 of the Nevada Revised Statutes is amended to further limit such liability, then the liability of directors will be limited or eliminated to the maximum extent permitted by law as so amended.
NO TRADING MARKET FOR THE COMMON STOCK
Our common stock is currently traded on the Pink Sheets, and there is no active trading market for our securities. There is no assurance that a trading market will develop as a result of this offering. See “Risk Factors -There is No Trading Market or Other Liquidity for Investors.”
There is no assurance that our common stock will continue to meet the criteria necessary to qualify for listing on the Pink Sheets. Further, there is no assurance that our common stock can be made to meet the criteria necessary to qualify for listing on the NASDAQ or the American Stock Exchange. Even if our common stock does meet the criteria, there is no assurance that our common stock would be accepted for listing on NASDAQ or the American Stock Exchange.

DIVIDEND POLICY
We have never paid cash dividends and have no plans to do so in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend upon a number of factors, including our financial condition and performance, our cash needs and expansion plans, income tax consequences, and the restrictions that applicable laws, any future preferred stock instruments, and any future credit arrangements may then impose.
LEGAL PROCEEDINGS
We are not a party to any pending legal proceeding.
CHANGES IN AND DISAGREEMENS WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON ACCOUNTING AND FINANCIAL DISCLOSURE
There are currently no disagreements with the independent registered public accounting firm regarding accounting and financial disclosure.
In November 2006, Hein & Associates LLP (“Hein”) declined to stand for reelection as the Company’s principal public accountant, and the Company engaged Whitley Penn LLP. This change was not the result of any disagreements with Hein, and Hein’s report on the financial statements for either of the Company’s past two years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principals. The decision to engage Whitley Penn LLP was approved by the Company’s Board of Directors.
RECENT SALES OF UNREGISTERED SECURITIES
In March 2006, our current officers and directors and certain other persons purchased 13,750,000 common shares of Knight Delaware for $.001 per share. In November 2006, we exchanged shares of our common stock on a one-to-one basis for these 13,750,000 Knight Delaware shares. These sales were completed in reliance on exemptions from registration under section 4(2) of the Exchange Act and Rule 506 of Regulation D promulgated thereunder. The shares purchased in March 2006 by our current officers, directors and five percent shareholders are set forth above under “Certain Relationships and Related Transactions.”
During the period from and including June 2006 through December 31, 2006, we completed a private placement of 6,200,000 shares of our common stock at $.50 per share and raised approximately $3,116,828 in net proceeds from this placement. These sales were completed in reliance on exemptions from registration under Section 4(2) of the Exchange Act and Rule 506 of Regulation D promulgated thereunder.
In February 2007, we began a private placement of 2,500,000 shares of our common stock at $1.00 per share. The terms of this private placement provide that we may allow sales of up to an additional 500,000 shares (in excess of 2,500,000 shares) in the offering. Excluding selling commissions, net proceeds from this offering are estimated to be $2,465,000 for the maximum Offering, unless we offer an additional $500,000 (500,000 shares) pursuant to the over-allotment option. The Offering will terminate on April 15, 2007 or such earlier or later date that we determine in our sole discretion. Any sales pursuant to this offering will be completed in reliance on exemptions from registration under Section 4(2) of the Exchange Act and Rule 506 of Regulation D promulgated thereunder.
FINANCIAL STATEMENTS
See our Financial Statements beginning on page F-1, “Index to Consolidated Financial Statements.”

Knight Energy Corp. and Subsidiaries

Page No.
Consolidated Balance Sheet (Unaudited) at September 30, 2006	F-1

Consolidated Statements of Operations (Unaudited) for the three months ended September 30, 2006 and the period from March 2, 2006 (Inception Date) to September 30, 2006	F-2

Consolidated Statement of Changes in Cash Flows (Unaudited) for the period from March 2, 2006 (Inception Date) to September 30, 2006	F-3

Notes to Consolidated Financial Statements	F-6

Knight Energy Corp. and Subsidiaries
Consolidated Balance Sheet
(Unaudited)

September 30,
2006
ASSETS

Current assets:
Cash	$38,162
Trade receivable	13,960
Other current assets	70,060

Total current assets	122,182

Property and equipment:
Oil and gas properties, successful efforts method	674,806
Other property and equipment	2,107,473
Accumulated depreciation	(40,414)

Property and equipment, net	2,741,865

Total assets	$2,864,047

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$90,813
Accrued expenses	127,611
Note payable — related party	150,000

Total current liabilities	368,424

Asset retirement obligations	76,831

Total liabilities	445,255

Commitments and contingencies	—

Stockholders’ equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized Zero shares issued and outstanding	—
Common stock, $0.001 par value, 100,000,000 shares authorized 16,837,505 shares issued and outstanding	16,838
Common stock issuable, $0.001 par value, 5,939,150 shares	5,939
Additional paid in capital	3,557,421
Accumulated Deficit	(1,160,156)
Less: Stock subscription receivable	(1,250)

Total stockholders’ equity	2,418,792

Total liabilities and stockholders’ equity	$2,864,047

See accompanying notes to the consolidated financial statements.

Knight Energy Corp. and Subsidiaries
Consolidated Statements of Operations
(Unaudited)

		From Inception Date
	Three Months Ended	of March 2, 2006
	September 30,	To September 30,
	2006	2006
Revenues	$11,613	$12,539

Operating expenses:
Lease operating costs	62,454	94,999
General and administrative	74,367	95,610
Rent	1,747	4,555
Consulting	81,200	792,869
Professional	112,519	146,875
Depreciation	30,528	40,414

Total operating expenses	362,815	1,175,322

Operating loss	(351,202)	(1,162,783)

Other income (expense):
Forgiveness of debt	10,000	10,000
Interest expense	—	(7,373)

Total other income	10,000	2,627

Net loss	$(341,202)	$(1,160,156)

Net loss per share — basic and diluted	$(0.02)	$(0.06)

Weighted average shares — basic and diluted	22,184,657	18,864,089

The accompanying notes are an integral part of the consolidated financial statements.

Knight Energy Corp. and Subsidiaries
Consolidated Statement of Changes in Cash Flows
For the Period March 2, 2006 (Inception Date) to September 30, 2006
(Unaudited)

Cash Flows From Operating Activities:
Net loss	$(1,160,156)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation expense	40,414
Forgiveness of debt	(10,000)
Stock issued for consulting	67,500
Stock warrant issued for consulting	574,000
Imputed interest on shareholder note	7,373
Changes in operating assets and liabilities:
Trade receivable	(13,960)
Other current assets	(6,709)
Accounts payable	74,304
Accrued expenses	127,611

Net cash used in operating activities	(299,623)

Cash Flows From Investing Activities:
Cash paid for acquisition of Charles Hill Drilling, Inc., net of cash acquired	(349,989)
Purchase of property and equipment	(977,801)

Net cash used in investing activities	(1,327,790)

Cash Flows From Financing Activities:
Repayment of note payable — related party	(669,000)
Proceeds from issuance of note payable — related party	170,000
Proceeds from sale of common stock	2,150,825
Proceeds from sale of founders’ common stock	13,750

Net cash provided by financing activities	1,665,575

Cash, End of Period	$38,162

The accompanying notes are an integral part of the consolidated financial statements.

Knight Energy Corp. and Subsidiaries
Consolidated Statement of Changes in Cash Flows (Continued)
(Unaudited)

From Inception
Date of
March 2, 2006 To
September 30, 2006
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$—

Taxes	$—

Supplemental Disclosure of Non-Cash Investing and Financing Transactions:
Net assets acquired from acquisition	$1,767,000
Common stock issued for acquisition	$750,000
Note payable issued for acquisition	$667,000
Note payable assumed from recapitalization	$10,000
Capitalized asset retirement obligation	$76,831
Common stock issued for prepaid consulting services	$37,500
Reduction of note payable for issuance of property and equipment	$18,000
Stock subscription receivable	$1,250
The accompanying notes are an integral part of the consolidated financial statements.

1. HISTORY AND NATURE OF BUSINESS
Knight Energy Corp. (“Knight”, “we”, “us”, “our”, or the “Company”) is a Delaware company formed in March 2006. The Company’s business plan is to acquire, develop, own, operate and otherwise be involved and invest in energy-related businesses, assets and investments, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses, assets and investments.
Commencing March 16, 2006 and finalized on May 31, 2006, Knight acquired a 100% interest in Charles Hill Drilling, Inc. (“Hill”), an independent oil and gas services company that owns an executed lease agreement among other assets in Stephens County, Texas. The lease agreement contains approximately 160 acres that include proved, developed non-producing natural gas wells. Hill is now a wholly owned subsidiary of Knight, and is operating as an oil and gas services company.
In June 2006, the Company executed a stock exchange agreement with Integrated Technology Group, Inc. (ITGI), which, upon closing, resulted in the former stockholders of Knight owning approximately 84 percent of the issued and outstanding common stock of ITGI and ITGI has changed its name to ''Knight Energy Corp”. The transaction was treated as a recapitalization of the Company and is further discussed in Note 5 — Recapitalization.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. They do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of Management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the period March 2, 2006 (Inception Date) to September 30, 2006 and for the three months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.
Principles of Consolidation
The accompanying consolidated financial statements include the general accounts of Knight and its wholly-owned subsidiary, Hill, as of September 30, 2006 and all significant intercompany transactions, accounts and balances have been eliminated.
Accounting Estimates
When preparing financial statements in conformity with GAAP, management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements include allocation of the purchase price of assets and liabilities acquired from Hill, valuation of common stock for services, the impairment of long-lived assets, valuation of the asset retirement obligation and the valuation allowance for deferred tax assets. The actual amounts could differ materially from such estimates.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cash and Cash Equivalents
Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.
Oil and Gas Properties
The Company uses the successful efforts method of accounting for its oil and gas properties. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling successful wells are capitalized. Costs to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Unproved properties are assessed periodically for possible impairment.
Property and Equipment
The Company’s oil and gas rig is depreciated over its estimated useful life of ten years, using the straight line method. Vehicles are depreciated over their estimated useful life of three years, using the straight line method. Maintenance, repairs and minor replacements are charged to operations in the year incurred.
Asset Retirement Obligations
We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. The asset retirement obligations represent the estimated present value of the amounts expected to be incurred to plug, abandon, and remediate the producing properties at the end of their productive lives, in accordance with state laws, as well as the estimated costs associated with the reclamation of the property surrounding. The Company determines the asset retirement obligations by calculating the present value of estimated cash flows related to the liability. The asset retirement obligations are recorded as a liability at the estimated present value as of the asset’s inception, with an offsetting increase to producing properties. Periodic accretion of the discount related to the estimated liability is recorded as an expense in the statement of operations.
The estimated liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, annual inflation of these costs, the productive lives of wells, and a risk-adjusted interest rate. Changes in any of these assumptions can result in significant revisions to the estimated asset retirement obligations. Revisions to the asset retirement obligations are recorded with an offsetting change to producing properties, resulting in prospective changes to depletion and depreciation expense and accretion of the discount. Because of the subjectivity of assumptions and the relatively long lives of most of the wells, the costs to ultimately retire the Company’s wells may vary significantly from prior estimates.
Accounting for the Impairment of Long-Lived Assets
We account for the impairment of long-lived assets in accordance with Financial Accounting Standards, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted cash flow that the asset or asset group is expected to generate. If such assets or asset groups are considered to be impaired, the loss recognized is the amount by which the carrying amount of the property, if any, exceeds its fair market value. Based upon our evaluation, no impairment was determined for the period from March 2, 2006 (Inception Date) through September 30, 2006.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue Recognition
Revenues from sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customer. Revenues from the production of oil and natural gas properties in which the Company shares an undivided interest with other producers are recognized based on the actual volumes sold by the Company during the period.
Fair Value of Financial Instruments
We define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of other receivables, other assets and accounts payable approximates fair value because of the short maturity of those instruments. The estimated fair value of our other obligations is estimated based on the current rates offered to us for similar maturities. Based on prevailing interest rates and the short-term maturity of all of our indebtedness, management believes that the fair value of our obligations approximates book value at September 30, 2006.
Valuation of Common Stock Issued for Services
The Company issued common stock for services during the period from March 2, 2006 (Inception Date) through September 30, 2006. For all of these issuances, valuation was determined based upon the valuation of common stock sold in a recent private placement offering.
Stock-Based Compensation
Effective March 2, 2006 (Inception Date), the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payments, and recognizes compensation expense for all stock-based payments based on the grant-date fair value.
The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123 and Emerging Issues Task Force 96-18, Accounting for Equity Instruments that Are issued to Other Than Employees For Acquiring in Conjunction with Selling Goods or Services. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model. See Note 7 — Stockholders’ Equity for a further discussion of warrants.
Concentration of Risk
Our financial instruments that are potentially exposed to credit risk consist primarily of cash and trade receivables for which the carrying amounts approximate fair value. At certain times during the year, our demand deposits held in banks exceeded the federally insured limit of $100,000.
Income Taxes
Income taxes are accounted for under the asset and liability method of SFAS No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
Net Income (Loss) per Common Share
Basic earnings per share are computed only on the weighted average number of common shares outstanding during the respective periods. There were no additional items to adjust the numerator or denominator in the EPS computations. Therefore, diluted EPS equals basic EPS.
There were 5,000,000 outstanding warrants that could potentially dilute earnings per share in the future, but were not included in the computation of diluted earnings per share for the period presented because their impact was anti-dilutive for the period presented.
3. PROPERTY AND EQUIPMENT
Property and equipment is comprised of the following at September 30, 2006:

Oil and gas properties, undeveloped	$114,312
Oil and gas properties, developed non-producing	560,494

Rig equipment	1,896,168
Vehicles	211,305

Total	2,782,279
Less: Accumulated depreciation	40,414

Net property and equipment	$2,741,865

4. ACQUISITION
On March 16, 2006, Knight acquired a 75% interest in Charles Hill Drilling, Inc. (“Hill”), an independent oil and gas services company that owns an executed lease agreement among other assets in Stephens County, Texas, for an aggregate purchase price of $1,500,000. The payment terms included (1) a cash payment of $350,000 at closing, (2) $250,000 paid by the issuance of five hundred thousand (500,000) restricted shares of the Company’s $0.001 par value Common Stock (“Common Stock”), based upon a share price of $0.50 per share (3) $700,000 in the form of a promissory note paid in equal monthly installments over a 90-day period after closing and (4) $200,000 in cash payments paid quarterly over a one-year period after closing. The $0.50 per share price used for the Common Stock was reflective of the price utilized by the Company in a then-recent private placement offering to accredited investors.
On May 31, 2006, Knight acquired the remaining 25% interest in Hill for an aggregate purchase price of $500,000. The payment term was the issuance of one million restricted shares of Common Stock, based upon a share price of $0.50 per share. The $0.50 per share price used for the Common Stock was reflective of the price utilized by the Company in a then-recent private placement offering to accredited investors.
In relation to the $700,000 promissory note from the acquisition discussed above, in April 2006, the Company paid the first installment due of $234,000 to the note holder. In May 2006, the note holder requested that if the Company made the $233,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early ($215,000 in cash and $18,000 in the form of a truck) and as a result, the final $233,000 payment was forgiven and was recorded as an adjustment to the purchase price. Accordingly, there is no amount outstanding for the $700,000 promissory note.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In relation to the $200,000 of cash payments paid quarterly over a one-year period after closing, the first installment was due June 30, 2006 and the remaining three payments due September 30, 2006, December 31, 2006 and March 31, 2007. In July 2006, Knight paid the first $50,000 installment due as of June 30, 2006 for the acquisition described above, resulting in an outstanding balance of $150,000 as of September 30, 2006. The Company has recorded the required payments as Note Payable — Related Party as of September 30, 2006. In November 2006, Knight paid the second $50,000 installment due as of September 30, 2006 for the acquisition described above (see Note 11 — Subsequent Events).
As a result of the two transactions discussed above, Hill is now a 100% wholly-owned subsidiary of Knight. The aggregate $1,767,000 acquisition cost, net of the $233,000 purchase price adjustment discussed above was allocated to the assets and liabilities acquired as follows:

Working capital	$9,352
Other non-current assets	318,685
Rig and related equipment	1,438,963

Total acquisition cost	$1,767,000

5. RECAPITALIZATION
In June 2006, the Company executed a definitive stock exchange agreement (“Agreement”) with ITGI. Upon the subsequent closing of the Agreement in November 2006, the Company became a wholly-owned subsidiary of ITGI. Pursuant to this transaction, the Company was merged into ITGI with ITGI as the survivor. The Company then assumed the SEC reporting responsibilities of ITGI. In June 2006 the Company changed its name to Knight Energy Corp., a Nevada corporation. Under the terms of the Agreement, the shareholders of the Company received an aggregate of 13,750,000 newly issued shares of ITGI common stock and 4,511,500 shares that are subscribed but not issued, which represents a one-for-one share exchange of the Company’s stock for ITGI stock (the “Transaction”). Additionally, the existing 6,025,000 ITGI shares were reverse split on a 1 for 2 basis, resulting in 3,012,500 pre-Transaction ITGI shares outstanding before the exchange. Accordingly, since the Company’s shareholders obtained voting and management control, this transaction is treated as a recapitalization of the Company. Since the share transactions all occurred in June 2006, the merger was accounted for as if it occurred at that time.
The Financial Statements include the Balance Sheet of both companies at historical cost and the historical operations of the Company and the operations of ITGI from the Transaction Date.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA INFORMATION
Unaudited pro forma financial information presents the combined results of the Company, Hill and ITGI, and was prepared as if the transactions had occurred at the beginning of the periods presented or the Knight inception date. The pro forma data presented is based on numerous assumptions and is not necessarily indicative of future results of operations.

From Inception Date
of March 2, 2006
To September 30,
2006
Revenues	$12,539

Operating expenses:
Lease operating costs	94,999
General and administrative	98,554
Rent	5,291
Consulting	925,869
Professional	146,875
Depreciation	40,414

Total operating expenses	1,312,002

Operating loss	(1,299,463)

Other income (expense):
Forgiveness of debt	10,000
Interest expense	(7,373)

Total other income	2,627

Net loss	$(1,296,836)

Net loss per share — basic and diluted	$(0.07)

Weighted average shares	18,898,174

6. NOTES PAYABLE — RELATED PARTIES
Notes Payable — Related Parties at September 30, 2006 consisted of the following:

Note payable to president of Charles Hill Drilling, Inc.	$150,000

As discussed previously under Note 4 — Acquisitions, in March 2006, the Company acquired Hill and the purchase price included a $700,000 promissory note due and payable 90 days after closing and $200,000 note payable. In relation to the $700,000 promissory note from the acquisition, in April 2006, the Company paid

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
the first installment due of $234,000 to the note holder. In May 2006, the note holder requested that if the Company made the $233,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early ($215,000 in cash and $18,000 in form of a truck) and as a result, the final $233,000 payment was forgiven and was recorded as an adjustment to the purchase price. Accordingly, there is no longer an amount outstanding for the $700,000 promissory note.
In relation to the $200,000 of cash payments paid quarterly over a one year payment after closing, the first installment was due June 30, 2006 and the remaining three payments due September 30, 2006, December 31, 2006 and March 31, 2007. In July 2006, Knight paid the first $50,000 installment due as of June 30, 2006 for the acquisition described above resulting in an outstanding balance of $150,000 as of September 30, 2006. The Company has recorded the required payments as Note Payable — Related Party as of September 30, 2006. In November 2006, Knight paid the second $50,000 installment due as of September 30, 2006 for the acquisition described above (see Note 11 - Subsequent Events).
On September 15, 2006, the Company’s obligation of $10,000 to a related party and the previous largest shareholder of ITGI was forgiven and was recorded as forgiveness of debt.
7. STOCKHOLDERS’ EQUITY
Capital Structure
The Company is authorized to issue up to 100,000,000 shares of our common stock, $0.001 par value per share, of which 16,837,505 were issued and outstanding at September 30, 2006. The holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock. Additionally, the Company has 5,939,150 shares that are issuable as of September 30, 2006. Including issuable shares, the Company has 22,776,655 shares outstanding and issuable as of September 30, 2006.
The Company is also authorized to issue 20,000,000 shares of our Series A preferred stock, of which zero are issued and outstanding as of September 30, 2006.
Common Stock
On March 3, 2006, the Company issued to our founding investors, including our management team, 13,750,000 shares (the “Initial Shares”) of Common Stock at a purchase price of $.001 per share. The Initial Shares are “restricted” under the U.S. securities laws and, pursuant to the U.S. securities laws, cannot be sold, transferred or otherwise disposed of in the absence of a registration statement or an exemption from registration. As of September 30, 2006, 1,250,000 of the shares had not been paid for and the Company has recorded the $1,250 purchase price as a due from related party in the stockholder equity section of the accompanying consolidated balance sheet.
As a result of the recapitalization described previously (see Note 5 — Recapitalization), ITGI had 6,025,000 shares of common stock immediately prior to the Transaction. As required under the Transaction terms, the 6,025,000 shares were split on a reverse 1 for 2 basis, resulting in 3,012,500 pre-Transaction shares outstanding as of September 30, 2006.
In September 2006, the Company issued 75,000 shares of common stock in exchange for financial consulting services owed to a third party to be performed over a six month period beginning September 24, 2006. The share price of $0.50 per share based on the price of common stock sold in a recent private placement offering.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
This transaction was recorded as $37,500 of prepaid expense (to be recorded to consulting expense in the next six months).
Common Stock Issuable
In March 2006, the Company initiated a private placement offering (“Offering”) for the issuance of up to 4,000,000 shares of the Company’s $0.001 par value common stock (“Stock”) at $0.50 per share, or a total up to $2,000,000 of proceeds. Subsequently, the Company increased the Offering to 6,400,000 shares of Stock, or a total up to $3,200,000 of proceeds. As of September 30, 2006, the Company has received $2,150,825 of proceeds and recorded $1,250 as a stock subscription receivable from the private placement offering representing 4,304,150 shares of common stock (see Subsequent Events Note 11).
As a result of the acquisition of Hill discussed previously (see Note 4 — Acquisitions), the Company was to issue 1,500,000 shares of common stock as a portion of the purchase price. As of September 30, 2006, the shares have not been issued and are recorded as common stock issuable.
In March 2006, the Company agreed to issue 100,000 shares of common stock to a consultant for equity consulting services related to assisting the Company during the inception and start up of its operations. The Company has valued these shares at $0.50 per share. Accordingly, the Company has recorded $50,000 in consulting expense and as of September 30, 2006, the 100,000 shares had not been issued and are recorded as common stock issuable.
In May 2006, the Company agreed to issue 35,000 shares of common stock to a consultant for consulting services. The Company has valued these shares at $0.50 per share, or $17,500, based upon the same price utilized for the private placement offering discussed previously. Accordingly, the Company has recorded $17,500 of consulting expense in the financial statements and as of September 30, 2006, the 35,000 shares had not been issued and are recorded as common stock issuable.
As a result of the above transactions, the Company has 5,939,150 shares of common stock recorded as common stock issuable as of September 30, 2006.
Warrants
In connection with the organization of the Company in March 2006, the Company executed an agreement with Nortia Capital Partners, Inc. (“Nortia”), a related party and one of the founding shareholders, whereby Nortia shall provide merchant banking services that include advice on mergers & acquisitions, capital markets, public markets strategies and raising capital. In exchange for the services to be provided, the Company granted Nortia warrants to purchase, 1,250,000 shares of Knight common stock at an exercise price of $.50 and 1,250,000 shares of Knight common stock at an exercise price of $1.00. For both warrants, the exercise period is two years through March 2008.
The Company also executed an agreement with Lake Capital AG (“Lake”), a related party and one of the founding shareholders, whereby Lake shall provide certain consulting services. In exchange for the consulting services to be provided, the Company granted Lake warrants to purchase, 1,250,000 shares of Knight common stock at an exercise price of $.50 and 1,250,000 shares of Knight common stock at an exercise price of $1.00. For both warrants, the exercise period is two years through March 2008.
The Company evaluated the warrant issuances in accordance with SFAS 123R and utilized the Black Scholes method to determine valuation. As a result of its evaluation, $0.17 and $0.06 per share was assigned to the

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
warrants to purchase shares of Knight common stock at an exercise price of $0.50 and $1.00, respectively. The Company used the following in the calculation:

Stock Price (date of grant)	$0.50	$0.50
Expected Life (between vesting period and term of warrants)	1.00	1.00
Volatility	81%	81%
Annual Rate of Quarterly Dividends	0.00%	0.00%
Risk Free Interest Rate (T-bill rate)	4.76%	4.76%
Since there was no trading volume for the Knight common shares, the Company utilized a selected comparable company that’s common shares were trading to determine the volatility of 81% above.
The following table summarizes activity related to warrants for the period from March 2, 2006 (Inception Date) to September 30, 2006:

		Weighted Average
	Number of Shares	Exercise Price
Balance at March 2, 2006 (Inception Date)	—	—

Granted	5,000,000	0.75

Exercised	—	—

Forfeited	—	—

Balance at September 30, 2006	5,000,000	$0.75

     All warrants to purchase our common stock were issued with exercise prices equal to or greater than fair market value on the date of issuance.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The terms of warrants to purchase our common stock are summarized below:

Warrants Outstanding				Warrants Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding at	Remaining	Average	Exercisable at	Average
Range of Exercise	September 30,	Contractual	Exercise	September 30,	Exercise
Prices	2006	Life	Price	2006	Price
$0.50 to $1.00	5,000,000	1.45 years	$0.75	5,000,000	$0.75
8. INCOME TAXES
There was no income tax during the period from March 2, 2006 (Inception Date) to September 30, 2006 due to the Company’s net loss and valuation allowance position.
The Company’s tax expense differs from the “expected” tax expense (benefit) for the period from March 2, 2006 (Inception Date) to September 30, 2006 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

Computed “expected” tax expense	$394,453
Change in valuation allowance	(394,453)

$—

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at September 30, 2006 are as follows:

Deferred tax assets:

Net operating loss	$380,712

Depreciation expense	13,741

Net deferred tax asset	394,453

Valuation allowance	(394,453)

Net deferred taxes	$—

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In assessing the recognition of deferred tax assets, management estimates it is more likely than not that the Company will be in a net loss position for the period from inception (Inception date) through December 31, 2006, the Company’s fiscal year end. As a result, the valuation allowance has been recorded for the entire amount of the deferred tax asset. The valuation allowance has been increased by $394,453 for the period March 2, 2006 (Inception Date) through September 30, 2006 as a result of the net operating loss and depreciation. Net operating loss carry-forwards aggregate approximately $1,119,742 and expire in years through 2026, however the net operating loss may be limited do to change in control conditions.
9. COMMITMENTS AND CONTINGENCIES
From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is unaware of any claim or lawsuit as of September 30, 2006.
We have one office location, our corporate office in Atlanta, Georgia, and we currently do not have a lease and are not paying rent for our office space. It is being provided to the Company by an officer/director free of charge. Usage of this office space and the related value is de minimis. Therefore, no expense has been recorded in the accompanying financial statements. We expect we will have to lease more substantial corporate office space in the near future and that the cost of the space may be material to our operations.
Effective August 1, 2005, our wholly-owned subsidiary, Hill, signed a 24-month non-cancelable operating lease in Eastland, Texas for its yard operations and the storage of certain equipment. The premises consist of approximately 6.42 acres with base rent of $400 per month through July 2007. Additionally, the Company has an option to purchase the premises for a payment of $25,000 on or before the expiration date in July 2007.
The Company is utilizing a vehicle for its operations and making monthly payments of $336 to Chase Auto Finance. The vehicle is owned by a third party and the Company has agreed to make the monthly payments while it utilizes the vehicle. However, there is no specific lease agreement and the payments are on a month-to-month basis and can be cancelled by the Company at any time.
Effective October 1, 2006, the Company entered into five year employment agreements with its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”). The CEO agreement provides that the Company shall pay to the CEO compensation of $250,000 per annum during the term of this agreement, payable by-weekly and in accordance with the Company’s standard payroll practices, subject to all appropriate withholdings; four weeks paid vacation per year; additional compensation of $3,000 per month auto and travel allowance; reimbursement of up to $1,750 per month for health insurance until such time the Company sponsors a health insurance plan; and reimbursement for country club membership dues and fees. The CFO agreement provides that the Company shall pay to the CFO compensation of $150,000 per annum during the term of this agreement, payable by-weekly and in accordance with the Company’s standard payroll practices, subject to all appropriate withholdings; four weeks paid vacation per year; additional compensation of $3,000 per month auto and travel allowance; reimbursement of up to $750 per month for health insurance until such time the Company sponsors a health insurance plan; and reimbursement for accounting certification dues and fees. In the event that the CEO or the CFO is terminated prior to the completion of each such officer’s five year term, then such terminated officer shall be entitled not only to the compensation earned and accrued as of the date of termination, but an additional one time net termination fee of $1,000,000 each, after appropriate withholding tax.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. RELATED PARTY TRANSACTIONS
In June 2006, two individuals, one of which is the Company’s CEO, advanced $170,000 of funds to the Company for working capital purposes. As of September 2006, this advance has been repaid and there is no balance outstanding.
See Notes 4, 6 and 9 for additional related party transactions.
11. SUBSEQUENT EVENTS
From October 1, 2006 through December 31, 2006, the Company received $965,451 of cash proceeds, net of $249 of expenses, from the private placement offering described previously — see Note 7 - Stockholders’ Equity. As of December 31, 2006, the Company has received $3,116,828 of net proceeds from the private placement offering, representing 6,235,550 shares of common stock.
On December 6, 2006, the Company issued the following shares of common stock that was recorded as common stock issuable on September 30, 2006: 1) 1,500,000 shares of common stock related to the acquisition of Hill, 2) 100,000 shares of common stock for equity consulting services, and 3) 35,000 shares of common stock for consulting services.
Effective October 1, 2006, the Company entered into five year employment agreements with its CEO and its CFO. The CEO agreement provides that the Company shall pay to the CEO compensation of $250,000 per annum during the term of this agreement, payable by-weekly and in accordance with the Company’s standard payroll practices, subject to all appropriate withholdings; four weeks paid vacation per year; additional compensation of $3,000 per month auto and travel allowance; reimbursement of up to $1,750 per month for health insurance until such time the Company sponsors a health insurance plan; and reimbursement for country club membership dues and fees. The CFO agreement provides that the Company shall pay to the CFO compensation of $150,000 per annum during the term of this agreement, payable by-weekly and in accordance with the Company’s standard payroll practices, subject to all appropriate withholdings; four weeks paid vacation per year; additional compensation of $3,000 per month auto and travel allowance; reimbursement of up to $750 per month for health insurance until such time the Company sponsors a health insurance plan; and reimbursement for accounting certification dues and fees. In the event that the CEO or the CFO is terminated prior to the completion of each such officer’s five year term, then such terminated officer shall be entitled not only to the compensation earned and accrued as of the date of termination, but an additional one time net termination fee of $1,000,000 each, after appropriate withholding tax.

Knight Energy Corp.

KNIGHT ENERGY CORP.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of:
Knight Energy Corp. and Subsidiaries
We have audited the accompanying consolidated balance sheet of Knight Energy Corp. and Subsidiaries as of June 30, 2006, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period from March 2, 2006 (inception date) to June 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knight Energy Corp. and Subsidiaries at June 30, 2006, and the consolidated results of their operations, changes in stockholders’ equity, and cash flows for the period from March 2, 2006 (Inception Date) through June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
HEIN & ASSOCIATES LLP
Dallas, Texas
October 24, 2006

KNIGHT ENERGY CORP.
CONSOLIDATED BALANCE SHEET
JUNE 30, 2006

CURRENT ASSETS:
Cash	$302,317
Other receivable	926
Other current assets	33,339

Total current assets	336,582

PROPERTY AND EQUIPMENT:
Oil and gas properties, successful efforts method	258,420
Other property and equipment	1,862,365
Accumulated depreciation	(17,223)

Property and equipment, net	2,103,562

Total assets	$2,440,144

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$101,475
Note payable — related party	330,000

Total current liabilities	431,475

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, zero shares issued and outstanding	—
Common stock, $0.001 par value, 100,000,000 shares authorized, 16,762,500 shares issued and outstanding	16,762
Common stock issuable, $0.001 par value, 4,511,500 shares	4,512
Additional paid-in capital	2,807,599
Accumulated deficit	(818,954)
Less: Stock subscription receivable	(1,250)

Total stockholders’ equity	2,008,669

Total liabilities and stockholders’ equity	$2,440,144

See accompanying notes to the consolidated financial statements.

KNIGHT ENERGY CORP.
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 2, 2006 (INCEPTION DATE) TO JUNE 30, 2006

REVENUES	$926

OPERATING EXPENSES:
General and administrative	21,243
Repairs and maintenance	32,545
Rent	2,808
Consulting	711,669
Legal	34,356
Depreciation	9,886

Total operating expenses	812,507

OPERATING LOSS	(811,581)

OTHER EXPENSE -
Interest expense	(7,373)

Total other expense	(7,373)

NET LOSS	$(818,954)

NET LOSS PER SHARE — BASIC AND DILUTED	$(0.05)

WEIGHTED AVERAGE SHARES	16,399,360

See accompanying notes to the consolidated financial statements.

KNIGHT ENERGY CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM MARCH 2, 2006 (INCEPTION DATE) TO JUNE 30, 2006

							Additional		Stock	Total
	Preferred Stock		Common Stock		Common Stock Issuable		Paid-in	Accumulated	Subscription	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
BALANCE, March 2, 2006 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—

Common stock issued for founders’ shares — $.001 per share	—	—	13,750,000	13,750	—	—	—	—	—	13,750
Common stock issuable for equity consulting services-$0.50 per share	—	—	—	—	100,000	100	49,900	—	—	50,000
Common stock issued for acquisition - $0.50 per share	—	—	—	—	1,500,000	1,500	748,500	—	—	750,000
Net purchase price adjustment for acquisitions	—	—	—	—	—	—	(22,000)	—	—	(22,000)
To record imputed interest on shareholder note	—	—	—	—	—	—	7,373	—	—	7,373
Common stock issuable for private placement - $0.50 per share	—	—	—	—	2,876,500	2,877	1,435,373	—	(1,250)	1,437,000
Common stock issued for consulting - $0.50 per share	—	—	—	—	35,000	35	17,465	—	—	17,500
Recapitalization transaction	—	—	3,012,500	3,012	—	—	(3,012)	—	—	—
Net loss	—	—	—	—	—	—	—	(818,954)	—	(818,954)
Warrants issued for consulting	—	—	—	—	—	—	574,000	—	—	574,000

BALANCE, June 30, 2006	—	$—	16,762,500	$16,762	4,511,500	$4,512	$2,807,599	$(818,954)	$(1,250)	$2,008,669

See accompanying notes to the consolidated financial statements.

KNIGHT ENERGY CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM MARCH 2, 2006 (INCEPTION DATE) TO JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(818,954)
Adjustments to reconcile net loss to net cash used in operations Depreciation expense	9,886
Stock and warrants issued for consulting	641,500
Imputed interest on shareholder note	7,373
Changes in operating assets and liabilities:
Increase in other receivable	(926)
Increase in other current assets	(7,488)
Increase in accounts payable	84,965

Net cash used in operating activities	(83,644)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Charles Hill Drilling, Inc., net of cash acquired	(349,989)
Purchase of property and equipment	(385,800)

Net cash used in investing activities	(735,789)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of note payable	(499,000)
Proceeds from issuance of note payable — related party	170,000
Proceeds from sale of common stock	1,438,250
Stock subscription receivable	(1,250)
Proceeds from sale of founders’ common stock	13,750

Net cash provided by financing activities	1,121,750

NET INCREASE IN CASH	302,317

CASH, beginning of period	—

CASH, end of period	$302,317

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$—

Taxes	$—

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Acquisition of Charles Hill Drilling, Inc.:
Net assets acquired from acquisition, net of cash acquired	$(1,767,000)
Common stock issued for acquisition	750,000
Note payable issued for acquisition	667,000
Note payable assumed from recapitalization	10,000
Prepayment of note payable in property and equipment	(18,000)
See accompanying notes to the consolidated financial statements.

KNIGHT ENERGY CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 2, 2006 (INCEPTION DATE) TO JUNE 30, 2006
1.	History And Nature of Business

Knight Energy Corp. (“Knight”, “we”, “us”, “our”, or the “Company”) is a Delaware company formed on March 2, 2006. The Company’s business plan is to acquire, develop, own, operate and otherwise be involved and invest in energy-related businesses, assets and investments, including, without limitation, the acquisition, exploration and development of natural gas and crude oil, the acquisition and operation of drilling rigs and/or gathering systems and/or pipelines for natural gas and/or crude oil, and other related businesses, assets and investments.

Commencing March 16, 2006 and finalized on May 31, 2006, Knight acquired a 100% interest in Charles Hill Drilling, Inc. (“Hill”), an independent oil and gas services company that owns an oil and gas drilling rig and an executed lease agreement in Stephens County, Texas. The lease agreement contains approximately 160 acres that include proved, developed non-producing natural gas wells. Hill is now a wholly owned subsidiary of Knight, and is operating as an oil and gas services company.

In June 2006, the Company executed a stock exchange agreement with Integrated Technology Group, Inc. (“ITGI”), which, upon closing, resulted in the former stockholders of Knight owning approximately 84 percent of the issued and outstanding common stock of ITGI. ITGI has changed its name to ‘Knight Energy Corporation. The transaction was treated as a recapitalization of the Company and is further discussed in Note 5 — Recapitalization.

2.	Summary of Significant Accounting Policies

Basis of Presentation

In the opinion of management, the accompanying balance sheet and related statement of operations, changes in stockholders’ equity and cash flows include all adjustments necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (GAAP).

Principles of Consolidation

The accompanying consolidated financial statements include the general accounts of Knight and its wholly-owned subsidiary, Hill, as of June 30, 2006 and all significant intercompany transactions, accounts and balances have been eliminated.

Accounting Estimates

When preparing financial statements in conformity with United States Generally Accepted Accounting Principles (“GAAP”), our management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements include allocation of the purchase price of assets and liabilities acquired from Hill, valuation of common stock for services, the impairment of long-lived assets and the valuation allowance for deferred tax assets. The actual amounts could differ materially from such estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Oil and Gas Properties

The Company uses the successful efforts method of accounting for its oil and gas properties. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling successful wells are capitalized. Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Unproved properties are assessed periodically for possible impairment.

Property and Equipment

The Company’s oil and gas rig is depreciated over its estimated useful life of five years, using the straight line method. Vehicles are depreciated over their estimated useful life of three years, using the straight line method. Maintenance, repairs and minor replacements are charged to operations in the year incurred.

Accounting for the Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Financial Accounting Standards, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted cash flow that the asset or asset group is expected to generate. If such assets or asset groups are considered to be impaired, the loss recognized is the amount by which the carrying amount of the property, if any, exceeds its fair market value. Based upon our evaluation, no impairment was determined for the period from March 2, 2006 (Inception of Development Stage) through June 30, 2006.

Environmental Liabilities

Environmental costs are expensed or capitalized depending on their future economic benefit. Costs that relate to an existing condition caused by past operations and have no future economic benefit are expensed. Liabilities for future expenditures of a non-capital nature are recorded when future environmental expenditures and/or remediation are deemed probable, and the costs can be reasonably estimated. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

Revenue Recognition

Revenues from sales of crude oil, natural gas and refined petroleum products are recorded when deliveries have occurred and legal ownership of the commodity transfers to the customer. Revenues from the production of oil and natural gas properties in which the Company shares an undivided interest with other producers are recognized based on the actual volumes sold by the Company during the period.

Fair Value of Financial Instruments

We define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of other receivables, other assets and accounts payable approximates fair value because of the short maturity of those instruments. The estimated fair value of our other obligations is estimated based on the current rates offered to us for similar maturities. Based on prevailing interest rates and the short-term maturity of all of our indebtedness, management believes that the fair value of our obligations approximates book value at June 30, 2006.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Valuation of Common Stock Issued for Services

The Company issued common stock during the period from March 2, 2006 (inception date) through June 30, 2006. For all of these issuances, valuation was determined based upon the stock closing trade price on the date of grant.

Stock-Based Compensation

Effective March 2, 2006 (Inception Date), the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123(R), Share-Based Payments, and recognizes compensation cost for all stock-based payments based on the grant-date fair value

The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123(R) and Emerging Issues Task Force 96-18, Accounting for Equity Instruments that Are issued to Other Than Employers For Acquiring in Conjunction with Selling, Goods or Services. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model. See Note 7 — Stockholders’ Equity for a further discussion of warrants.

Concentration of Risk

Our financial instruments that are potentially exposed to credit risk consist primarily of cash and other receivables, for which the carrying amounts approximate fair value. At certain times during the year, our demand deposits held in banks exceeded the federally insured limit of $100,000.

Income Taxes

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income (Loss) per Common Share

Basic earnings per share (“EPS”) are computed only on the weighted average number of common shares outstanding during the respective periods. There were no additional items to adjust the numerator or denominator in the EPS computations. Therefore, diluted EPS equals basic EPS.

There were 5,000,000 outstanding warrants that could potentially dilute earnings per share in the future, but were not included in the computation of diluted earnings per share for the period presented because their impact was anti-dilutive for the period presented.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3.	Property And Equipment

Property and equipment is comprised of the following at June 30, 2006:

Oil and gas properties, undeveloped	$11,520
Oil and gas properties, developed non-producing	246,900
Rig equipment	1,758,579
Vehicles	103,786

Total	2,120,785
Less: Accumulated depreciation	(17,223)

Net property and equipment	$2,103,562

4.	Acquisition

On March 16, 2006, Knight acquired a 75% interest in Charles Hill Drilling, Inc. (“Hill”), an independent oil and gas services company that owns an executed lease agreement among other assets in Stephens County, Texas, for an aggregate purchase price of $1,500,000. The payment terms included (1) a cash payment of $350,000 at closing, (2) $250,000 paid by the issuance of five hundred thousand (500,000) restricted shares of the Company’s $0.001 par value Common Stock (“Common Stock”), based upon a share price of fifty cents ($0.50) per share (3) $700,000 in the form of a promissory note paid in equal monthly installments over a 90-day period after closing and (4) $200,000 note payable due quarterly over a one year period after closing. The $0.50 per share price used for the Common Stock was reflective of the price utilized by the Company in a recent private placement offering to accredited investors.

On May 31, 2006, Knight acquired the remaining 25% interest in Hill for an aggregate purchase price of $500,000. The payment term was the issuance of one million (1,000,000) restricted shares of Common Stock, based upon a share price of fifty cents ($0.50) per share. The $0.50 per share price used for the Common Stock was reflective of the price utilized by the Company in a recent private placement offering to accredited investors.

In relation to the $700,000 promissory note from the acquisition discussed above, in April 2006, the Company paid the first installment due of $233,000 to the note holder. In May 2006, the note holder requested that if the Company made the $234,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early and as a result, the final $233,000 payment was forgiven and was recorded as an adjustment to the purchase price.

In relation to the $200,000 of cash payments paid quarterly over a one year period after closing, the first installment was due June 30, 2006 and the remaining three payments due September 30, 2006, December 31, 2006 and March 31, 2007. In July 2006, Knight paid the first $50,000 installment due as of June 30, 2006 for the acquisition described above (see Note 11 - Subsequent Events). The Company has recorded the required payments as Note Payable — Related Party as of June 30, 2006. As of the date of these financial statements, the installment due September 30, 2006 has not been paid.

As a result of the two transactions discussed above, Hill is now a 100% wholly-owned subsidiary of Knight. The aggregate $1,767,000 acquisition cost, net of the $233,000 purchase price adjustment discussed above was allocated to the assets and liabilities acquired as follows:

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Working capital	$9,352
Other non-current assets	318,645
Rig and related equipment	1,438,963

Total acquisition cost	$1,767,000

5. Recapitalization
In June 2006, the Company executed a definitive stock exchange agreement (“Agreement”) with ITGI. Upon the subsequent closing of the Agreement, the Company became a wholly-owned subsidiary of ITGI. Pursuant to this transaction, the Company was merged into ITGI with ITGI as the survivor. The Company then assumed the SEC reporting responsibilities of ITGI. In June 2006 the Company changed its name to Knight Energy Corp., a Nevada corporation. Under the terms of the Agreement, the shareholders of the Company received an aggregate of 13,750,000 newly issued shares of ITGI common stock and 4,511,500 shares that are subscribed but not issued, which represents a one-for-one share exchange of the Company’s stock for ITGI stock (the “Transaction”). Additionally, the existing 6,025,000 ITGI shares were reverse split on a 1 for 2 basis, resulting in 3,012,500 pre-Transaction ITGI shares outstanding before the exchange. Accordingly, since the Company’s shareholders obtained voting and management control, this transaction is treated as a recapitalization of the Company. Since the share transactions all occurred in June 2006, the merger was accounted for as if it occurred at that time.
The Financial Statements include the Balance Sheet of both companies at historical cost and the historical operations of the Company and the operations of ITGI from the Transaction Date.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA INFORMATION
Unaudited pro forma financial information presents the combined results of the Company, Hill and ITGI, and was prepared as if the transactions had occurred at the beginning of the period presented or the Knight inception date. The pro forma data presented is based on numerous assumptions and is not necessarily indicative of future results of operations.

From March 2,
2006 (date of
inception) to
June 30, 2006
Revenues	$926

Operating expenses:
General and administrative	24,188
Repairs and maintenance	32,545
Rent	3,543
Consulting	844,669
Legal	34,356
Depreciation	9,886

Total operating expenses	949,187

Operating loss	(948,261)

Other expense:
Interest expense	(7,373)

Net loss	$(955,634)

Net loss per share — basic and diluted	$(0.05)

Weighted average shares	19,905,445

6.	Notes Payable — Related Parties

As discussed previously under Note 4 — Acquisitions, in March 2006, the Company acquired Hill and the purchase price included a $700,000 promissory note due and payable 90 days after closing and $200,000 note payable.

As of June 30, 2006, the Company had an obligation of $10,000 to a related party and the previous largest shareholder of ITGI. The Company has classified the obligation as a note payable — related party in the financial statements (see Note 11 — Subsequent Events).

Long-term debt — related parties at June 30, 2006 consisted of the following:

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note payable to president of Charles Hill Drilling, Inc.	$200,000
Cash advance payable to other related parties	130,000

$330,000

7.	Stockholders’ Equity

Capital Structure

We are authorized to issue up to 100,000,000 shares of our common stock, $0.001 par value per share, of which 16,762,505 were issued and outstanding at June 30, 2006. The holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock. Additionally, we have 4,511,500 shares that were issuable as of June 30, 2006. Including issuable shares, we have 21,274,000 shares outstanding and issuable as of June 30, 2006.

We are also authorized to issue 20,000,000 shares of our Series A preferred stock, of which zero are issued and outstanding as of June 30, 2006.

Common Stock

On March 3, 2006, we issued to our founding investors, including our management team, 13,750,000 shares (the “Initial Shares”) of Common Stock at a purchase price of $.001 per share. The Initial Shares are “restricted” under the U.S. securities laws and, pursuant to the U.S. securities laws, cannot be sold, transferred or otherwise disposed of in the absence of a registration statement or an exemption from registration. As of June 30, 2006, 1,250,000 of the shares had not been paid for and the Company has recorded the $1,250 purchase price as a due from related party in the stockholder equity section of the accompanying consolidated balance sheet.

As a result of the recapitalization described previously (see Note 5 — Recapitalization), ITGI shareholders had 6,012,500 shares of common stock immediately prior to the Transaction. As required under the Transaction terms, the 6,012,500 shares were split on a reverse 1 for 2 basis, resulting in 3,012,500 shares outstanding as of June 30, 2006.

Common Stock Issuable

In March 2006, the Company initiated a private placement offering for the issuance of up to 4,000,000 shares of the Company’s $0.001 par value common stock at $0.50 per share, or a total up to $2,000,000. As of June 30, 2006, the Company has received $1,438,250 of proceeds from the private placement offering representing 2,876,500 shares of common stock (see Subsequent Events Note 12).

As a result of the acquisition of Hill discussed previously (see Note 4 — Acquisitions), the Company was to issue 1,500,000 shares of common stock as a potion of the purchase price. As of June 30, 2006, the shares have not been issued and are recorded as common stock issuable.

In March 2006, the Company agreed to issue 100,000 shares of common stock to a consultant for equity consulting services related to assisting the Company during the inception and start up of its operations. The Company has valued these shares at $0.50 per share. Accordingly, the Company has recorded $50,000 in consulting expense and as of June 30, 2006 the 100,000 shares had not been issued and are recorded as common stock issuable.

In May 2006, the Company agreed to issue 35,000 shares of common stock to a consultant for consulting services. The Company has valued these shares at $0.50 per share, or $17,500, based upon the same price utilized for the private placement offering discussed previously. Accordingly, the Company has recorded $17,500 of consulting

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
expense in the financial statements and as of June 30, 2006, the 35,000 shares had not been issued and are recorded as common stock issuable.

As a result of the above transactions, the Company has 4,511,500 shares of common stock recorded as common stock issuable as of June 30, 2006.

Warrants

In connection with the organization of the Company in March 2006, the Company executed an agreement with Nortia Capital Partners, Inc. (“Nortia”), a related party and one of the founding shareholders, whereby Nortia shall provide merchant banking services that include advice on mergers and acquisitions, capital markets, public markets strategies and raising capital. In exchange for the services to be provided, the Company granted Nortia warrants to purchase 1,250,000 shares of Knight common stock at an exercise price of $.50 and 1,250,000 shares of Knight common stock at an exercise price of $1.00. For both warrants, the exercise period is two years through March 2008.

The Company also executed an agreement with Lake Capital AG (“Lake”), a related and one of the founding shareholders, whereby Lake shall provide certain consulting services. In exchange for the consulting services to be provided, the Company granted Lake warrants to purchase 1,250,000 shares of Knight common stock at an exercise price of $.50 and 1,250,000 shares of Knight common stock at an exercise price of $1.00. For both warrants, the exercise period is two years through March 2008.

The Company evaluated the warrant issuances in accordance with FAS 123R and utilized the Black-Scholes method to determine valuation. As a result of the evaluation, $0.17 and $0.06 per share was assigned to the warrants to purchase shares of Knight common stock at an exercise price of $0.50 and $1.00, respectively. The Company used the following in the calculation:

Stock price (date of grant)	$0.50	$0.50
Expected life (between vesting period and term of warrants)	1.00	1.00
Volatility	81%	81%
Annual rate of quarterly dividends	0%	0%
Risk free interest rate (T-bill rate)	4.76%	4.76%
Since there was no trading volume for the Knight common shares, the Company utilized a selected comparable company whose common shares were trading to determine the volatility of 81% above.

The following table summarizes activity related to warrants for the period from March 2, 2006 (Inception Date) to June 30, 2006:

Weighted
Average
	Number of	Exercise
	Shares	Price
Balance at March 2, 2006 (date of inception)	—	$—
Granted	5,000,000	0.75
Exercised	—	—
Forfeited	—	—
Balance at June 30, 2006	5,000,000	$0.75

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All warrants to purchase our common stock were issued with exercise prices equal to or greater than fair market value on the date of issuance.
The terms of warrants to purchase our common stock are summarized below:

Weighted
	Number	Average	Weighted		Weighted
	Outstanding	Remaining	Average	Number	Average
Range of Exercise	at	Contractual	Exercise	Exercisable at	Exercise
Prices	June 30, 2006	Life	Price	June 30, 2006	Price
$0.50 to $1.00	5,000,000	1.7 years	$0.75	5,000,000	$0.75

8.	Income Taxes

There was no income tax during the period from March 2, 2006 (inception date) to June 30, 2006 due to the Company’s net loss and valuation allowance position.

The Company’s tax expense differs from the “expected” tax expense (benefit) for the period from March 2, 2006 (Inception Date) to June 30, 2006 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

Computed “expected” tax expense	$337,205
Change in valuation allowance	(337,205)

$—

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at June 30, 2006 are as follows:

Deferred tax assets:
Net operating loss	$333,844
Depreciation expense	3,361

Net deferred tax asset	337,205
Valuation allowance	(337,205)

Net deferred taxes	$—

In assessing the recognition of deferred tax assets, management estimates it is more likely than not that the Company will be in a net loss position for the period from inception (inception date) through December 31, 2006, the Company’s fiscal year end. As a result, the valuation allowance has been recorded for the entire amount of the deferred tax asset. The valuation allowance has been increased by $337,206 for the period March 2, 2006 (inception date) through June 30, 2006 as a result of the net operating loss and depreciation. Net operating loss carry-forwards aggregate approximately $981,895 and expire in years through 2026, however the NOL maybe limited do to change in control conditions.

9.	Commitments And Contingencies

From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is unaware of any claim or lawsuit as of June 30, 2006.

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We have one office location, our corporate office in Atlanta, Georgia, and we currently do not have a lease and are not paying rent for our office space. It is being provided to the Company by an officer/director free of charge. Usage of this office space and the related value is de minimis. Therefore, no expense has been recorded in the accompanying Financial Statements. We expect we will have to lease more substantial corporate office space in the near future and that the cost of the space may be material to our operations.

Effective August 1, 2005, our wholly-owned subsidiary, Hill, signed a 24-month non-cancelable operating lease in Eastland, Texas for its yard operations and the storage of certain equipment. The premises consist of approximately 6.42 acres with base rent of $400 per month through July 2007. Additionally, the Company has an option to purchase the premises for a payment of $25,000 on or before the expiration date in July 2007.

The Company is utilizing a vehicle for its operations and making monthly payments of $336 to Chase Auto Finance. The vehicle is owned by a third party and the Company has agreed to make the monthly payments while it utilizes the vehicle. However, there is no specific lease agreement and the payments are on a month-to-month basis and can be cancelled by the Company at any time.

Rental expense charged to operations for the period March 2, 2006 (Inception Date) through June 30, 2006 was $2,808.

The future minimum lease payments for non-cancelable operating lease are as follows:

Year Ended December 31,
2006	$2,400
2007	2,800

Total	$5,200

10.	Related Party Transactions

In June 2006, two individuals, one of which is the Company’s CEO, advanced $170,000 of funds to the Company for working capital purposes. Subsequently, $50,000 of the advance has been repaid and the balance outstanding of $120,000 is classified as Note Payable — Related Party in the financial statements.

See Notes 4, 7 and 9 for additional related party transactions.

11.	Subsequent Events

From July 1, 2006 through September 30, 2006, the Company received $713,127 of cash proceeds, net of $627 of expenses, from the private placement offering described previously — see Note 7 — Stockholders’ Equity. As of September 30, 2006, the Company has received $2,151,377 of net proceeds from the private placement offering, representing 4,304,150 shares of common stock.

On September 15, 2006, the related party forgave the $10,000 note payable — related party obligation discussed in Note 6 — Indebtedness, and the balance is no longer outstanding.

In September 2006, the Company executed two agreements with Crescent Fund, LLC (“Crescent”) for consulting services. The first agreement was for Crescent providing institutional investor relation services. The term of the agreement is six months from a start date of September 24, 2006 and Crescent will receive compensation in the form of 75,000 restricted shares of the Company’s common stock, with piggy-back registration rights. The Company is currently assessing the impact of this transaction. The second agreement was for Crescent providing services to attempt to arrange financing, on a non-exclusive basis, for the purpose of working capital as an intermediary. The

KNIGHT ENERGY CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
term of the agreement is six months from a start date of September 24, 2006 and Crescent will receive compensation in the form of a success fee of 7%, inclusive of fees, in cash for the amount of cash raised as a result of Crescent contacts and/or 7%, inclusive of fees, in cash of the capitalized value, computed based on shares issued of any merger or acquisition. As a result of the executed agreements discussed above, the Company issued 75,000 restricted shares to Crescent in September 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Integrated Technology Group, Inc.
Alpharetta, Georgia
We have audited the balance sheets of Integrated Technology Group, Inc.(the “Company”) as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ deficiency and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Technology Group, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
As described in Note 1 to the financial statements, Integrated Technology Group, Inc. executed a stock exchange agreement with Knight Energy Corporation in June 2006 and the former stockholders of Knight Energy Corporation received a majority interest of the outstanding shares in the merged entity.
HEIN & ASSOCIATES LLP
October 18, 2006

INTEGRATED TECHNOLOGY GROUP, INC.
BALANCE SHEETS

	December 31,
	2005	2004
LIABILITIES
Current Liabilities
Note payable — related party	$10,000	$10,000

Total Current Liabilities	10,000	10,000

Commitments and Contingencies (Notes 3 and 6)

STOCKHOLDERS’ DEFICIENCY:
Preferred stock, $0.001 par value, 20,000,000 shares authorized; none issued and outstanding	$—	$—
Common stock, $0.001 par value, 100,000,000 shares authorized; 5,762,500 shares issued and outstanding	5,762	5,762
Additional paid-in capital	1,132,353	1,021,068
Accumulated deficit	(1,148,115)	(1,036,830)

Total Stockholders’ Deficiency	(10,000)	(10,000)

Total Liabilities and Stockholders’ Deficiency	$—	$—

See accompanying notes to these consolidated financial statements.

INTEGRATED TECHNOLOGY GROUP, INC.
STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31,
	2005	2004
Operating Expenses
General and administrative	$—	$631

Total Operating Expenses	—	631

Other Expense
Litigation settlement	110,674	—
Interest expense	611	429

Total Other Expense	111,285	429

Net Loss	$(111,285)	$(1,060)

Net Loss Per Share — Basic and Diluted	$(0.02)	$(0.00)

Weighted Average Shares	5,762,500	5,762,500

See accompanying notes to these consolidated financial statements.

INTEGRATED TECHNOLOGY GROUP, INC.
See accompanying notes to these consolidated financial statements.

INTEGRATED TECHNOLOGY GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY
For the Years ended december 31, 2005 and 2004

			Additional		Total
	Common Stock		Paid-In	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficiency

BALANCE AT JANUARY 1, 2004	5,762,500	$5,762	$1,019,870	$(1,035,770)	$(10,138)

Imputed interest on shareholder loans	—	—	1,198	—	1,198
Net loss	—	—	—	(1,060)	(1,060)

BALANCE AT DECEMBER 31, 2004	5,762,500	5,762	1,021,068	(1,036,830)	(10,000)

Capital contribution for litigation settlement	—	—	110,674	—	110,674
Imputed interest on shareholder loans	—	—	611	—	611
Net loss	—	—	—	(111,285)	(111,285)

BALANCE AT DECEMBER 31, 2005	5,762,500	$5,762	$1,132,353	$(1,148,115)	$(10,000)

See accompanying notes to these consolidated financial statements.

INTEGRATED TECHNOLOGY GROUP, INC.
STATEMENTS OF CHANGES IN CASH FLOWS

	Twelve
	Months Ended
	December 31,
	2005	2004

Cash Flows From Operating Activities:
Net loss	$(111,285)	$(1,060)
Adjustments to reconcile net loss to net cash used in operations:
Imputed interest on shareholder loans	611	429

Net Cash Used In Operating Activities	(110,674)	(631)

Cash Flows From Investing Activities:

Net Cash From Investing Activities	—	—

Cash Flows From Financing Activities:
Capital contribution for litigation settlement	110,674	—
Rescission agreement adjustment — Safe Tire	—	631

Net Cash Provided By Financing Activities	110,674	631

Net Change in Cash	—	—

Cash at Beginning of Period	—	—

Cash at End of Period	$—	$—

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$—	$—

Taxes	$—	$—

See accompanying notes to these consolidated financial statements.

INTEGRATED TECHNOLOGY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	HISTORY AND NATURE OF BUSINESS

Integrated Technology Group, Inc. (“ITGI”, “we”, “us”, “our”, or the “Company”) was formed on May 8, 1998, and originally named The Living Card Corporation. The Living Card Corporation created, developed and marketed educational and low-cost “garden” greeting cards. Upon formation, we issued 6,000,000 shares of common stock to our founders, and at the end of June 1999, The Living Card Corporation completed a public offering by selling to the public 2,000,000 shares, of common stock for $0.10 per share, receiving net proceeds of about $168,000 from the offering.

In early 2000, we changed our name to Integrated Technology Group, Inc. Subsequently, the management of the Company determined to end the greeting card business and acquire operating assets through the issuance of common stock. On June 30, 2000, the Company entered into a Plan and Agreement of Reorganization to acquire all of the issued and outstanding shares of Safe Tire Disposal Corp. (“Safe Guard”), a Delaware corporation whose subsidiaries were engaged in the tire recycling business in Texas and Okalahoma. That agreement issued 9,100,000 common shares to the owners of Safe Guard, and issued 25,000 shares to a finder for the transaction.

As a result of the agreement with Safe Guard, our business plan was scrap tire recycling operations, initially in Oklahoma and, beginning in 1992, in Texas. Our scrap tire recycling operations reduced scrap tires to chips less than two inches in diameter. Additionally, we developed a gasification process that recovers from tire chips gas, a fuel oil, carbon black and steel. This gasification process recovers these products in an environmentally benign manner.

However, the Company consistently had losses from operations and negative cash flow and as a result, in August 2003, pursuant to Rule 477 promulgated under the Securities Act of 1933, ITGI elected to withdraw its Registration Statement with the United Stated Securities and Exchange Commission (“SEC”). Additionally, the Company filed Form 15 with the SEC as a notice of termination of registration under section 12(g) of the Securities Exchange Act of 1934 and suspension of duty to file reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

The Company had minimal operating activity from August 1, 2003 to June of 2006.

In March 2004, the Company and Safe Guard executed a rescission agreement whereby the Plan and Agreement of Reorganization dated June 30, 2000 was rescinded in its entirety and declared null, void and no force or effect. As a result of the rescission agreement, Safe Guard agreed to return the 9,100,000 shares of the Company’s common stock issued from the reorganization and all of the officers and directors appointed as a result of the reorganization resigned their positions. However, the shares to be surrendered were not cancelled until 2006 and are included in the accompanying financial statement balances as of December 31, 2005 and 2004.

In June 2006, the shareholders of the Company approved a reverse split of the outstanding shares of the Company on a 1 for 2 basis. As a result, the existing 6,025,000 shares outstanding at the time of the reverse split were adjusted to 3,012,500 shares outstanding. Since the reverse split occurred prior to the issuance of these financial statements and in accordance with Statement of Financial Accounting Standards 128 (“SFAS 128”), the Company has retroactively presented the effect of the stock split for all periods presented in the accompanying Financial Statements for all share and per share data.

INTEGRATED TECHNOLOGY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In June 2006, the Company executed a definitive share exchange agreement (“Agreement”) with Knight Energy Corp. (“Knight”). Upon the subsequent closing of this Agreement, Knight became a wholly-owned subsidiary of ITGI. Pursuant to this transaction, Knight was merged into ITGI with ITGI as the survivor and Knight assumed the SEC reporting responsibilities of ITGI. In June 2006, ITGI changed its name to Knight Energy Corp., a Nevada corporation. Under the terms of the Agreement, the shareholders of Knight received an aggregate of 13,750,000 newly issued shares of ITGI common stock and 4,511,500 shares that are subscribed but not issued which represents a one-for-one share exchange of the Knight stock for ITGI stock (the “Transaction”). Giving effect to the Transaction, there were 16,762,505 shares of common stock issued outstanding (post-split), approximately 82% or 13,750,000 shares of which are held by the Knight shareholders. Accordingly, since the Knight shareholders obtained voting and management control, the transaction will be treated as a recapitalization of the Company and the financial statements will include the balance sheet of both companies at historical cost and the historical operations of Knight and the operations of ITGI from the Transaction Date (See Note 7 – Subsequent Events).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In the opinion of management, the accompanying balance sheets and related statements of operations, changes in stockholders’ deficiency and cash flows include all adjustments necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (GAAP).

Accounting Estimates

When preparing financial statements in conformity with United States Generally Accepted Accounting Principles (“GAAP”), our management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements include the valuation allowance for deferred tax assets.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Environmental Liabilities

A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Environmental expenditures that have future economic benefit are capitalized. The Company is not aware of any environment liabilities as of the date of these financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets

INTEGRATED TECHNOLOGY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Loss per Common Share

Basic earnings per share are computed only on the weighted average number of common shares outstanding during the respective periods. There were no additional items to adjust the numerator or denominator in the EPS computations. Therefore, diluted EPS equals basic EPS.

In June 2006, the shareholders of the Company approved a reverse split of the outstanding shares of the Company on a 1 for 2 basis. As a result, the existing 6,025,000 shares outstanding at the time of the reverse split were adjusted to 3,012,500 shares outstanding. Since the reverse split occurred prior to the issuance of these financial statements and in accordance with SFAS 128, the Company has retroactively presented the effect of the stock split for all periods presented in the accompanying Financial Statements for all share and per share data.

3.	RELATED PARTY TRANSACTIONS

As of December 31, 2005 and 2004, the Company had an obligation of $10,000 to a related party and the largest shareholder of ITGI. The Company has classified the obligation as a note payable – related party in the financial statements (See Note 7 – Subsequent Events). The obligation did not specify interest and the Company has imputed interest utilizing the prime borrowing rate and recorded the offset to additional paid in capital.

In January 2005, the Company settled a lawsuit with Brighton Opportunity Fund, LLP (“Brighton”) regarding a Secured Convertible Debenture (“Debenture”) issued by the Company in February 2002. Harold Holden, a significant shareholder of the Company, was a personal guarantor of the Debenture and also a defendant in the lawsuit along with the Company. The settlement of $110,000 plus $674 of professional fees was paid on behalf of the Company by Mr. Holden and recorded as litigation settlement expense and as a capital contribution to additional paid in capital.

4.	STOCKHOLDERS’ DEFICIENCY

Capital Structure

We are authorized to issue up to 100,000,000 shares of our common stock, $0.001 par value per share, of which 11,525,000 were issued and outstanding at December 31, 2005 and 2004. The holders of the common stock do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock.

We are also authorized to issue 20,000,000 shares of our Series A preferred stock, of which none are issued and outstanding as of December 31, 2005 and 2004.

INTEGRATED TECHNOLOGY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5.	INCOME TAXES

There was no income tax during the years ended December 31, 2005 and 2004 due to the Company’s net loss for income tax purposes and valuation allowance position.

The Company’s tax expense differs from the “expected” tax expense (benefit) for the years ended December 31, 2005 and 2004 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

	December 31,	December 31,
	2005	2004
Computed “expected” tax expense (benefit)	$(37,837)	$(360)
Change in valuation allowance	37,837	360

	$—	$—

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	December 31,	December 31,
	2005	2004
Deferred tax assets:
Net operating losses	$$427,262	$389,425

Net deferred tax asset	427,262	389,425
Valuation allowance	(427,262)	(389,425)

Net deferred taxes	$—	$—

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized in the future. The valuation allowance has been increased by $37,837 during fiscal year 2005 as a result of net operating losses. Net operating loss carry-forwards aggregate approximately $1,256,652 and expire in the years through 2025. However, as a result of the recapitalization transaction described under Note 8 – Subsequent Events, management anticipates that the entire net operating loss carry-forwards discussed above will not be available.

6.	COMMITMENTS AND CONTINGENCIES

From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is not aware of any pending claims or lawsuits.

7.	SUBSEQUENT EVENTS

In April 2006, ITG issued 3,300,000 shares of stock (or 1,650,000 on a post-split basis as discussed below) to its previous sole officer. The Company has valued these shares at $0.04 per share pre-split ($0.08 post-split), or $132,000. The $0.04 per share price was based upon an average of the quoted

INTEGRATED TECHNOLOGY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
market trades of the Company’s stock during the same period of the issuance date of the shares. Accordingly, the Company will record $132,000 to compensation expense in the financial statements.
In June 2006 and as a result of the Safe Guard rescission agreement discussed in Note 1, 8,800,000 shares of ITGI stock (or 4,400,000 on a post-split basis as discussed below) were cancelled by the then largest shareholder of ITGI. The Company has valued these shares at $0.001 per share, or $8,800, based upon the same price utilized for the issuance of these shares originally as founders shares. Accordingly, the Company will record $8,800 as a reduction of common stock and paid in capital in the financial statements.
After accounting for the above stock transactions, ITGI had 6,025,000 shares of common stock issued and outstanding as of June 2006.
In June 2006, the shareholders of the Company approved a reverse split of the outstanding shares of the Company on a 1 for 2 basis. As a result, the existing 6,025,000 shares outstanding at the time of the reverse split were adjusted to 3,012,500 shares outstanding. Since the reverse split occurred prior to the issuance of these financial statements and in accordance with SFAS 128, the Company has retroactively presented the effect of the stock split for all periods presented in the accompanying Financial Statements for all share and per share data.
On September 15, 2006, the related party forgave the $10,000 note payable – related party obligation discussed in Note 3 – Indebtedness, and the balance is no longer outstanding.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2005

Charles Hill Drilling, Inc.
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
To the Board of Directors and Shareholders of:
Charles Hill Drilling, Inc. (A Development Stage Company)
We have audited the accompanying balance sheet of Charles Hill Drilling, Inc. (a development stage company), as of December 31, 2005, and the related statement of operations, changes in stockholders’ equity, and cash flows for the period from May 24, 2005 (Inception of Development Stage) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Hill Drilling, Inc. (a development stage company) at December 31, 2005, including the results of its operations, changes in stockholders’ equity, and its cash flows for the period from May 24, 2005 (Inception of Development Stage) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
HEIN & ASSOCIATES LLP
October 23, 2006

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
BALANCE SHEET
ASSETS

December 31,
2005
Current Assets
Cash	$306
Deposits	25,850

Total Current Assets	26,156

Property and Equipment, net of accumulated depreciation of $7,392	612,129

Total Assets	$638,285

LIABILITIES

Current Liabilities
Accounts payable	16,509

Total Current Liabilities	16,509

Commitments and Contingencies (Note 6)

STOCKHOLDERS’ EQUITY:
Common stock, no par value, 75,000 shares authorized, 75,000 shares issued and outstanding	$801,940
Accumulated Deficit	(180,164)

Total Stockholders’ Equity	621,776

Total Liabilities and Stockholders’ Equity	$638,285

See accompanying notes to these financial statements.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS

From May 24, 2005
(Inception of Development Stage)
To December 31,
2005
Operating Expenses
General and administrative	$47,029
Failed acquisition cost	95,500
Repairs and maintenance	13,096
Rent	2,400
Consulting	337
Contract labor	14,465
Depreciation	7,337

Total Operating Expenses	180,164

Net Loss	$(180,164)

Net Loss Per Share — Basic and Diluted	$(2.40)

Weighted Average Shares	75,000

See accompanying notes to these financial statements.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period May 24, 2005 (Inception of Development Stage) to December 31, 2005

	Common Stock			Total
			Accumulated	Stockholders'
	Shares	Amount	Deficit	Equity
BALANCE AT MAY 24, 2005 (INCEPTION OF DEVELOPMENT STAGE	—	$—	$—	$—

Issuance of founders shares, no consideration	75,000	—	—	—
Shareholder contributions	—	801,940	—	801,940
Net loss,	—	—	(180,164)	(180,164)

BALANCE AT DECEMBER 31, 2005	75,000	$801,940	$(180,164)	$621,776

See accompanying notes to these financial statements.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

From May 24, 2005
(Inception of
Development Stage)
To December 31,
2005
Cash Flows From Operating Activities:
Net loss	$(180,164)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation expense	7,337
Changes in operating assets and liabilities:
Increase in deposits	(25,850)
Increase in accounts payable	16,509
Net Cash Used In Operating Activities	(182,168)

Cash Flows From Investing Activities:
Purchase of property and equipment	(619,466)

Net Cash Used In Investing Activities	(619,466)

Cash Flows From Financing Activities:
Equity contribution from shareholders	801,940

Net Cash Provided By Financing Activities	801,940

Net Increase in Cash	306

Cash at Beginning of Period	—

Cash at End of Period	$306

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$-

Taxes	$—

See accompanying notes to these financial statements.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
1.	HISTORY AND NATURE OF BUSINESS

Charles Hill Drilling, Inc. (“Hill”, “we”, “us”, “our”, or the “Company”) is a Nevada held company formed in May 2005. Hill is an oil and gas services company that’s primary business plan is the exploration and development of natural gas and crude oil. Hill owns an executed lease agreement among other assets in Stephens County, Texas. The lease agreement contains approximately 160 acres that include four proved developed non-producing natural gas wells.

Commencing March 16, 2006 and finalized on May 31, 2006, Hill was acquired by Knight Energy Corp. (“Knight”) Knight. Accordingly, as of May 31, 2006, Hill is now a wholly owned subsidiary of Knight (See Note 8 — Subsequent Events).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
In the opinion of management, the accompanying balance sheets and related statements of operations, changes in stockholders’ deficiency and cash flows include all adjustments necessary for their fair presentation in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). As of December 31, 2005, the Company had not yet generated revenue from its planned principal business operation and was thus considered to be in the development stage.

Accounting Estimates
When preparing financial statements in conformity with U.S. GAAP, our management must make estimates based on future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates in the accompanying financial statements includes valuation of the fair value of financial instruments, the impairment of long-lived assets and the valuation allowance for deferred tax assets.

Cash and Cash Equivalents Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased.

Oil and Gas Properties
The Company uses the successful efforts method of accounting for its oil and gas properties. Costs incurred by the Company related to the acquisition of oil and gas properties and the cost of drilling successful wells are capitalized. Costs incurred to maintain wells and related equipment and lease and well operating costs are charged to expense as incurred. Gains and losses arising from sales of properties are included in income. Unproved properties are assessed periodically for possible impairment.

Capitalized costs are evaluated for impairment based upon an analysis of undiscounted future net cash flows in accordance with Financial Accounting Standards Board Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. If impairment is indicated, the asset is written down to its estimated fair value based on expected future discounted cash flows.

The Company currently has no material asset retirement obligation (ARO) liability due to the non-producing nature of its oil and gas properties.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
Property and Equipment
The Company’s oil and gas rig is depreciated over its estimated useful life of five years, using the straight-line method. Vehicles are depreciated over their estimated useful life of three years, using the straight-line method. Maintenance, repairs and minor replacements are charged to operations in the year incurred. Capitalized costs are evaluated for impairment based on an analysis of undiscounted future net cash flows in accordance with Financial Accounting Standards Board Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. If impairment is indicated, the asset is written down to its estimated fair value based on expected future discounted cash flows.

Environmental Liabilities
A liability for environmental matters is established when it is probable that an environmental obligation exists and the cost can be reasonably estimated. If there is a range of reasonably estimated costs, the most likely amount will be recorded, or if no amount is most likely, the minimum of the range is used. Related expenditures are charged against the liability. Environmental remediation liabilities have not been discounted for the time value of future expected payments. Environmental expenditures that have future economic benefit are capitalized.

Accounting for the Impairment of Long-Lived Assets
We account for the impairment of long-lived assets in accordance with Financial Accounting Standards, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to the undiscounted cash flow that the asset or asset group is expected to generate. If such assets or asset groups are considered to be impaired, the loss recognized is the amount by which the carrying amount of the property, if any, exceeds its fair market value. Based upon our evaluation, no impairment was determined for the period from May 24, 2005 (Inception of Development Stage) through December 31, 2005.

Fair Value of Financial Instruments
We define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying value of deposits and accounts payable approximates fair value because of the short maturity of those instruments. Based on prevailing interest rates and the short-term maturity of all of our indebtedness, management believes that the fair value of our obligations approximates book value at December 31, 2005.

Concentration of Risk
Our financial instruments that are potentially exposed to credit risk consist primarily of cash, deposits and accounts payable, for which the carrying amounts approximate fair value.

Income Taxes
Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes (“SFAS 109”).” Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income per Common Share
Basic earnings per share (“EPS”) are computed only on the weighted average number of common shares outstanding during the respective periods. There were no additional items to adjust the numerator or denominator in the EPS computations. Therefore, diluted EPS equals basic EPS.

3.	PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:

December 31, 2005
Oil and gas properties	$51,005
Oil and gas rig and related equipment	525,370
Vehicles	43,091

Total	$619,466
Less: Accumulated depreciation	(7,337)

Net oil and gas properties	$612,129

4.	STOCKHOLDERS’ EQUITY

Capital Structure
We are authorized to issue up to 75,000 shares of our common stock, no par value per share, of which 75,000 were issued and outstanding at December 31, 2005. The two founders of the Company each own 50% or 37,500 of the 75,000 shares issued and outstanding and do not have any preemptive right to subscribe for, or purchase, any shares of any class of stock (See Note 8 — Subsequent Events).

Common Stock
On May 24, 2005, 75,000 shares were issued in total to the two founders of the Company. There is no par value for the common stock. The common stock is “restricted” under the U.S. securities laws and, pursuant to the U.S. securities laws, cannot be sold, transferred or otherwise disposed of in the absence of a registration statement or an exemption from registration.

The Company’s two sole shareholders provided all financing from May 2, 2005 (Inception of Development Stage) to December 31, 2005 and as a result, the Company has recorded the net proceeds of $801,940 as common stock in the financial statements at December 31, 2005.

5.	INCOME TAXES

There was no income tax during the period from May 24, 2005 (Inception of Development Stage) to December 31, 2005 due to the Company’s net loss for income tax purposes and valuation allowance position.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
The Company’s tax expense differs from the “expected” tax expense (benefit) for the period from May 24, 2005 (Inception of Development Stage) to December 31, 2005 (computed by applying the Federal Corporate tax rate of 34% to loss before taxes), as follows:

December 31,
2005
Computed “expected” tax benefit	$61,256
Change in valuation allowance	(61,256)

$—

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2005 are as follows:

December 31,
2005
Deferred tax assets:
Net operating loss	$58,761
Depreciation expense	2,495

Net deferred tax asset	61,256
Valuation allowance	(61,256)

Net deferred taxes	$—

In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The valuation allowance has been increased by $61,256 for the period May 24, 2005 (Inception of Development Stage) through December 31, 2005 as a result of net operating losses and depreciation. Net operating loss carry-forwards aggregate approximately $172,827 and expire in years through 2025.

As discussed in Note 8 — Subsequent Events, commencing March 31, 2006 and finalized on May 31, 2006, the shareholders of the Company executed an Agreement of Purchase and Sale with a third party for a total purchase price of $1,766,000 (net of a $234,000 purchase price adjustment). As a result of this transaction, the net operating loss carry-forwards discussed above will be limited in the amount that can be utilized on an annual basis.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
6.	COMMITMENTS AND CONTINGENCIES

From time to time we may become subject to proceedings, lawsuits and other claims in the ordinary course of business including proceedings related to environmental and other matters. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company is not aware of any claims or lawsuits as of the date of these financial statements.

Effective August 1, 2005, the Company signed a twenty-four (24) month non-cancelable operating lease in Eastland, Texas for its yard operations and the storage of certain equipment. The premises consist of approximately 6.42 acres with base rent of $400 per month through July 2007. Additionally, the Company has an option to purchase the premises for a payment of $25,000 on or before the expiration date in July 2007.

Rental expense charged to operations under the operating lease described above for the period May 24, 2005 (Inception of Development Stage) through December 31, 2005 was $2,400.

The future minimum lease payments for the non-cancelable operating lease are as follows:

Year ended December 31:
2006	$4,800
2007	2,800

Total	$7,600

7.	RELATED PARTY TRANSACTIONS

The Company’s two sole shareholders provided all financing from May 2, 2005 (Inception of Development Stage) to December 31, 2005. As a result, the Company has recorded the net proceeds of $801,940 at no par value common stock in the financial statements at December 31, 2005.

8.	SUBSEQUENT EVENTS

On March 16, 2006, Knight acquired a 75% interest in Hill for an aggregate purchase price of $1,500,000. The payment terms included (1) a cash payment of $350,000 at closing, (2) $250,000 paid by the issuance of five hundred thousand (500,000) restricted shares of Knight’s $0.0001 par value Common Stock (“Common Stock”), based upon a share price of fifty cents ($0.50) per share (3) $700,000 in the form of a promissory note paid in equal monthly installments over a ninety (90) day period after closing and (4) $200,000 in cash payments paid quarterly over a one year period after closing.

On May 31, 2006, Knight acquired the remaining 25% interest in Hill for an aggregate purchase price of $500,000. The payment term was the issuance of one million (1,000,000) restricted shares of Knight’s Common Stock, based upon a share price of fifty cents ($0.50) per share.

As a result of the two transactions discussed above, Hill is now a 100% wholly-owned subsidiary of Knight as of May 31, 2006.

CHARLES HILL DRILLING, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
In relation to the $700,000 promissory note from the acquisition discussed above, in April 2006, Knight paid the first installment due of $233,000 to the note holder. In May 2006, the note holder requested that if the Company made the $234,000 second payment earlier than required, the third and final installment of $233,000 would be forgiven. The Company made the second payment early and as a result, the final $234,000 payment was forgiven and was recorded as an adjustment to the purchase price.

In relation to the $200,000 of cash payments paid quarterly over a one year payment after closing, the first installment was due June 30, 2006 and the remaining three payments due September 30, 2006, December 31, 2006 and March 31, 2007. In July 2006, Knight paid the first $50,000 installment due as of June 30, 2006 for the acquisition described above. However, as of the date of these financial statements, the installment due September 30, 2006 has not been paid.

In June 2006, Knight consummated a definitive share exchange agreement (“Agreement”) with Integrated Technology Group, Inc. (“ITGI”), whereby Knight became a wholly-owned subsidiary of ITGI. Subsequently, Knight was merged into ITGI with ITGI as the survivor and Knight assumed the SEC reporting responsibilities of ITGI and changed its name to Knight Energy Corp., a Nevada corporation. Pursuant to the terms of the Agreement, the shareholders of Knight received an aggregate of 13,750,000 newly issued shares of ITGI common stock and 4,511,500 shares that are subscribed but not issued which represents a one-for-one share exchange of the Knight stock for ITGI stock (the “Transaction”). Giving effect to the Transaction and including all of the shares discussed above, there were 18,261,500 shares of common stock outstanding, approximately 84% of which are held by the Knight shareholders.

PART II
INFORMATION NOT REQUIRED IN FORM 10-SB
Item 24. Indemnification Of Directors And Officers.
Our Certificate of Incorporation contains a provision that limits the liability of our directors to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes. The provision eliminates the personal liability of our directors and stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to us or to our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for the declaration or payment of dividends in violation of Nevada law or in respect of any transaction from which a director received an improper personal benefit. Our Certificate of Incorporation provides that if Chapter 78 of the Nevada Revised Statutes is amended to further limit such liability, then the liability of directors will be limited or eliminated to the maximum extent permitted by law as so amended.
Section 78.751 of the Nevada General Corporation Law requires that the determination that indemnification is proper in a specific case must be made by (a) the stockholders, (b) the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding or (c) independent legal counsel in a written opinion (i) if a majority vote of a quorum consisting of disinterested directors is not possible or (ii) if such an opinion is requested by a quorum consisting of disinterested directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution.
     The following table sets forth the costs and expenses to be paid in connection with the sale of the shares of common stock being registered by this Form 10-SB. The Selling Stockholders will pay only those expenses directly related to the transfer of their securities. All amounts are estimates except for the SEC registration fee.

SEC registration fee	$—
Accounting fees and expenses	$10,000
Legal fees and expenses	$11,250
Printing fees and expenses	$3,700
Blue-sky fees and expenses	$—
Transfer agent and registrar fees and expenses	$—
Miscellaneous Fees	$—
Fees to be paid by Selling Stockholders	$—

Total Fees	$24,950
Item 26. Recent Sales of Unregistered Securities.
In March 2006, our current officers and directors and certain other persons purchased 13,750,000 common shares of Knight Delaware for $.001 per share. In November 2006, we exchanged shares of our common stock on a one-to-one basis for these 13,750,000 Knight Delaware shares. The number of shares purchased in March 2006 by our current officers, directors and five percent shareholders were as follows:

Name	Shares Purchased in March 2006
William J. Bosso	2,400,000
Bruce A. Hall	1,250,000
Harrysen Mittler	2,400,000
Matthew Henninger	2,400,000
Nortia Capital Partners, Inc.	1,250,000
During June 2006 through November 30, 2006, we completed a private placement of 6,400,000 shares of our common stock at $.50 per share and raised $3,200,000 in net proceeds from this placement. These sales were completed in reliance on exemptions from registration under Section 3(b) of the Act and Rule 506 of Regulation D promulgated under the Act.
In February 2007, we began a private placement of 2,500,000 shares of our common stock at $1.00 per share. The terms of this private placement provide that we may allow sales of up to an additional 500,000 shares (in excess of 2,500,000 shares) in the offering. Excluding selling commissions, net proceeds from this offering are estimated to be $2,465,000 for the maximum Offering, unless we offer an additional $500,000 (500,000 shares) pursuant to the over-allotment option. The Offering will terminate on April 15, 2007 or such earlier or later date that we determine in our sole discretion. Any sales pursuant to this offering will be completed in reliance on exemptions from registration under Section 4(2) of the Exchange Act and Rule 506 of Regulation D promulgated thereunder.

Item 27. Exhibits.
The following is a complete list of exhibits filed as part of this registration statement, which exhibits are incorporated into this Form 10-SB.

Number	Description

2.1	Stock Exchange Agreement of Knight Energy Corp., a Nevada corporation, and Integrated Technology Group, and Knight Energy Corporation, a Delaware corporation, effective as of June 26, 2006.

2.2	Stock Purchase Agreement between Knight Energy Corp. and the Shareholders of Charles Hill Drilling Inc. dated March 16, 2006

3.1	Amended and Restated [Articles of Incorporation] filed with the Nevada Secretary of State on May 24, 2006.

3.2	Amended and Restated Bylaws for Knight Energy Corp., formerly known as Integrated Technology Group.

4.1	Specimen Common Stock Certificate.

10.1	Employment Agreement by and between Knight Energy Corp. and William J. Bosso effective October 1, 2006.

10.2	Employment Agreement by and between Knight Energy Corp. and Bruce A. Hall effective October 1, 2006.

10.4	Consulting Service Agreement by and between Knight Energy Corp. and Nortia Capital Partners, Inc. dated March 3, 2006.

10.5	Consulting Agreement by and between Knight Energy Corp. and Crescent Fund, LLC dated September 24, 2006.

10.6	Consulting Agreement by and between Knight Energy Corp. and Crescent Fund, LLC dated September 24, 2006.

APPENDIX A
GLOSSARY OF OIL AND NATURAL GAS TERMS
The following is a description of the meanings of some of the oil and natural gas industry terms used in this Form 10-SB.
bbl. Stock tank barrel, or 42 U.S. gallons liquid volume, used in this Form 10-SB in reference to crude oil or other liquid hydrocarbons.
bcf. Billion cubic feet of natural gas.
bcfe. Billion cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.
Biogenic gas. Gas produced by methanogenic bacteria or microbes. Predominately methane gas with <1% higher chain hydrocarbons.
btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
Casing. Steel pipe used in wells to seal off fluids from the bore hole and to prevent the walls of the hole from sloughing off or caving. There may be several strings of casing in a well, one inside the other.
Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.
Compression. Process of taking a gas or compressible fluid from a low pressure to a higher pressure.
Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.
Development well. A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.
Dewatering. The system whereby brine water is removed from the well in order to allow the gas/oil to be released. Pumping mechanisms are usually used for this process. New wells may have great amounts of water, which must first be removed. As water is removed, gas/oil production usually increases.
Drilling locations. Total gross locations specifically quantified by management to be included in the Company’s multi-year drilling activities on existing acreage. The Company’s actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors.
Dry well. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.
Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.
Appendix A - Page 1

Finding and development costs. Capital costs incurred in the acquisition, exploitation and exploration of proved oil and natural gas reserves divided by proved reserve additions and revisions to proved reserves.
Formation. An identifiable layer of rocks named after its geographical location and dominant rock type.
Gross acres, gross wells or gross reserves. The total acres, wells, or reserves as the case may be, in which a working interest is owned.
Lease. A legal contract that specifies the terms of the business relationship between an energy company and a landowner or mineral rights holder on a particular tract of land.
Leasehold. Mineral rights leased in a certain area to form a project area.
mbbls. Thousand barrels of crude oil or other liquid hydrocarbons.
mcf. Thousand cubic feet of natural gas.
mcf/d. mcf per day.
mcfe. Thousand cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.
mmbbls. Million barrels of crude oil or other liquid hydrocarbons.
mmbtu. Million British Thermal Units.
mmcf. Million cubic feet of natural gas.
mmcf/d. mmcf per day.
mmcfe. Million cubic feet equivalent, determined using the ratio of six mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.
mmcfe/d. mmcfe per day.
Net acres, net wells, or net reserves. The sum of the fractional working interest owned in gross acres, gross wells, or gross reserves, as the case may be.
Overriding royalty interest. Is similar to a basic royalty interest except that it is created out of the working interest. For example, an operator possesses a standard lease providing for a basic royalty to the lessor or mineral rights owner of 1/8 of 8/8. This then entitles the operator to retain 7/8 of the total oil and gas produced. The 7/8 in this case is the 100% working interest the operator owns. This operator may assign his working interest to another operator subject to a retained 1/8 overriding royalty. This would then result in a basic royalty of 1/8, an overriding royalty of 1/8 and a working interest of 3/4. Overriding royalty interest owners have no obligation or responsibility for developing and operating the property. The only expenses borne by the overriding royalty owner are a share of the production or severance taxes and sometimes costs incurred to make the oil or gas salable.
Pay zone. The geologic formation where the gas/oil is located.
PDP. Proved developed producing.
Play/Trend. A set of discovered or prospective oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.
Appendix A - Page 2

Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.
Present value of future net revenues (PV-10). The present value of estimated future revenues to be generated from the production of proved reserves, before income taxes, of proved reserves calculated in accordance with Financial Accounting Standards Board guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, without giving effect to hedging activities, non-property related expenses such a general and administrative expenses, debt service and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%.
PV-10. Present value of future net revenues.
Production. Natural resources, such as oil or gas, taken out of the ground.
Productive well. A well that is found to be capable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
Project. A targeted development area where it is probable that commercial gas can be produced from new wells.
Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.
Proved developed non-producing reserves. Proved developed reserves that are shut-in or otherwise not producing.
Proved developed producing reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved reserves. The estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable from known reservoirs under current economic and operating conditions, operating methods, and government regulations.
Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
Rat-hole. An additional well bore drilled below the pay zone, usually for the purpose of collecting water and pumping water to the surface in a manner which keeps a fluid level below the pay zone.
Recompletion. The process of re-entering an existing well bore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.
Reserves. Oil, gas and gas liquids thought to be accumulated in known reservoirs.
Reservoir. A porous and permeable underground formation containing a natural accumulation of producible nature gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.
Salt water disposal well. A well into which salt water and other liquid substances are pumped for disposal purposes.
Shale. A clastic (gr. Klastos, “broken”) rock composed of predominantly clay-sized particles consisting of clay minerals, quartz and other minerals. Often found as thin layered organic rock rich in hydrocarbon deposits.
Appendix A - Page 3

Shut-in. A well that has been capped (having the valves locked shut) for an undetermined amount of time. This could be for additional testing, could be to wait for pipeline or processing facility, or a number of other reasons.
Standardized measure. The present value of estimated future cash inflows from proved oil and natural gas reserves, less future development, abandonment, production and income tax expenses, discounted at 10% per annum to reflect timing of future cash flows and using the same pricing assumptions as were used to calculate PV-10. Standardized measure differs from PV-10 because standardized measure includes the effect of future income taxes.
Successful. A well is determined to be successful if it is producing natural gas, dewatering, or awaiting hookup, but not abandoned or plugged.
Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to appoint that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.
Well bore. The hole of the well starting at the surface of the earth and descending downward to the bottom of the hole.
Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.
Appendix A - Page 4

UNDERTAKINGS
The undersigned registrant undertakes:
1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:
(a)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(b)	Reflect in the Form 10-SB any facts or events that, individually or together, represent a fundamental change in the information in the registration statement and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c)	include any additional or changed material information on the plan of distribution.
2.	For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of offering.

4.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

5.	In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10-SB and authorized this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, in the City of Atlanta, State of Georgia, on February 12, 2007.

KNIGHT ENERGY CORP.
a Nevada corporation

By:	/s/ William J. Bosso

William J. Bosso
Its: President; Chief Executive
Officer; and Director

By:	/s/ Bruce A. Hall

Bruce A. Hall
Its: Chief Financial Officer;
Treasurer; Secretary; and Director

Exhibit Index

Number	Description

2.1	Stock Exchange Agreement of Knight Energy Corp., a Nevada corporation, and Integrated Technology Group, and Knight Energy Corporation, a Delaware corporation, effective as of June 26, 2006.

2.2	Stock Purchase Agreement between Knight Energy Corp. and the Shareholders of Charles Hill Drilling Inc. dated March 16, 2006

3.1	Amended and Restated [Articles of Incorporation] filed with the Nevada Secretary of State on May 24, 2006.

3.2	Amended and Restated Bylaws for Knight Energy Corp., formerly known as Integrated Technology Group.

4.1	Specimen Common Stock Certificate.

10.1	Employment Agreement by and between Knight Energy Corp. and William J. Bosso effective October 1, 2006.

10.2	Employment Agreement by and between Knight Energy Corp. and Bruce A. Hall effective October 1, 2006.

10.4	Consulting Service Agreement by and between Knight Energy Corp. and Nortia Capital Partners, Inc. dated March 3, 2006.

10.5	Consulting Agreement by and between Knight Energy Corp. and Crescent Fund, LLC dated September 24, 2006.

10.6	Consulting Agreement by and between Knight Energy Corp. and Crescent Fund, LLC dated September 24, 2006.